

AIM
INVESTMENTS

40-33

Branch 18
811-7758

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.



May 25, 2004

RECEIVED BY THE BRANCH OF DOCUMENT

C O N T R O L

SEP 7 2004

FROM *2 9*

BY

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by AIM Management Group Inc.,
       A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313),
       INVESCO Funds Group, Inc., and the following persons:

Robert H. Graham	AIM Global Growth Fund
Mark H. Williamson	AIM Global Healthcare Fund
Frank S. Bayley	AIM Global Value Fund
Bruce L. Crockett	AIM High Income Municipal Fund
Albert R. Dowden	AIM High Yield Fund
Edward K. Dunn, Jr.	AIM Income Fund
Jack M. Fields	AIM Intermediate Government Fund
Carl Frischling	AIM International Emerging Growth Fund
Prema Mathai-Davis	AIM International Growth Fund
Lewis F. Pennock	AIM Large Cap Basic Value Fund
Ruth H. Quigley	AIM Large Cap Growth Fund
Louis S. Sklar	AIM Libra Fund
AIM Aggressive Growth Fund	AIM Limited Maturity Treasury Fund
AIM Asia Pacific Growth Fund	AIM Mid Cap Basic Value Fund
AIM Balanced Fund	AIM Mid Cap Core Equity Fund
AIM Basic Value Fund	AIM Mid Cap Growth Fund
AIM Blue Chip Fund	AIM Municipal Bond Fund
AIM Capital Development Fund	AIM Opportunities I Fund
AIM Charter Fund	AIM Opportunities II Fund
AIM Constellation Fund	AIM Opportunities III Fund
AIM Dent Demographic Trends Fund	AIM Premier Equity Fund
AIM Developing Markets Fund	AIM Real Estate Fund
AIM Diversified Dividend Fund	AIM Select Equity Fund
AIM Emerging Growth Fund	AIM Short Term Bond Fund
AIM European Growth Fund	AIM Small Cap Equity Fund
AIM European Small Company Fund	AIM Small Cap Growth Fund
AIM Floating Rate Fund	AIM Tax-Free Intermediate Fund
AIM Aggressive Growth Fund	AIM Total Return Bond Fund
AIM Global Equity Fund	AIM Trimark Endeavor Fund



04041653

Member of the AMVESCAP Group

AIM Trimark Fund	INVESCO Health Sciences Fund
AIM Trimark Small Companies Fund	INVESCO International Core Equity Fund
AIM Weingarten Fund	INVESCO Leisure Fund
INVESCO Advantage Health	INVESCO Mid-Cap Growth Fund
Sciences Fund	INVESCO Multi-Sector Fund
INVESCO Core Equity Fund	INVESCO S&P 500 Index Fund
INVESCO Dynamics Fund	INVESCO Small Company Growth Fund
INVESCO Energy Fund	INVESCO Technology Fund
INVESCO Financial Services Fund	INVESCO Total Return Fund
INVESCO Gold & Precious Metals Fund	INVESCO Utilities Fund

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AIM Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons, two copies of one pleading in *Richard T. Boyce v. A I M Management Group, Inc., et al.* received on or about May 19, 2004.

Robert H. Graham	AIM Global Equity Fund
Mark H. Williamson	AIM Global Growth Fund
Frank S. Bayley	AIM Global Healthcare Fund
Bruce L. Crockett	AIM Global Value Fund
Albert R. Dowden	AIM High Income Municipal Fund
Edward K. Dunn, Jr.	AIM High Yield Fund
Jack M. Fields	AIM Income Fund
Carl Frischling	AIM Intermediate Government Fund
Prema Mathai-Davis	AIM International Emerging Growth Fund
Lewis F. Pennock	AIM International Growth Fund
Ruth H. Quigley	AIM Large Cap Basic Value Fund
Louis S. Sklar	AIM Large Cap Growth Fund
AIM Aggressive Growth Fund	AIM Libra Fund
AIM Asia Pacific Growth Fund	AIM Limited Maturity Treasury Fund
AIM Balanced Fund	AIM Mid Cap Basic Value Fund
AIM Basic Value Fund	AIM Mid Cap Core Equity Fund
AIM Blue Chip Fund	AIM Mid Cap Growth Fund
AIM Capital Development Fund	AIM Municipal Bond Fund
AIM Charter Fund	AIM Opportunities I Fund
AIM Constellation Fund	AIM Opportunities II Fund
AIM Dent Demographic Trends Fund	AIM Opportunities III Fund
AIM Developing Markets Fund	AIM Premier Equity Fund
AIM Diversified Dividend Fund	AIM Real Estate Fund
AIM Emerging Growth Fund	AIM Select Equity Fund
AIM European Growth Fund	AIM Short Term Bond Fund
AIM European Small Company Fund	AIM Small Cap Equity Fund
AIM Floating Rate Fund	AIM Small Cap Growth Fund
AIM Aggressive Growth Fund	AIM Tax-Free Intermediate Fund

AIM Total Return Bond Fund	INVESCO Core Equity Fund
AIM Trimark Endeavor Fund	INVESCO Dynamics Fund
AIM Trimark Fund	INVESCO Energy Fund
AIM Trimark Small Companies Fund	INVESCO Financial Services Fund
AIM Weingarten Fund	INVESCO Gold & Precious Metals Fund
INVESCO Advantage Health	INVESCO Health Sciences Fund
Sciences Fund	INVESCO International Core Equity Fund
INVESCO Leisure Fund	
INVESCO Mid-Cap Growth Fund	
INVESCO Multi-Sector Fund	
INVESCO S&P 500 Index Fund	
INVESCO Small Company Growth Fund	
INVESCO Technology Fund	
INVESCO Total Return Fund	
INVESCO Utilities Fund	

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
        Mr. James H. Perry, SEC – Fort Worth

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO

CIVIL ACTION NO. ___04 - N - 0989___

Richard Tim Boyce

        Plaintiff,

  vs.

AIM Management Group Inc.,
INVESCO Funds Group, Inc.,
AIM Investment Services, Inc.,
AIM Advisors, Inc.,
Robert H. Graham,
Mark H. Williamson,
Frank S. Bayley,
Bruce L. Crockett,
Albert R. Dowden,
Edward K. Dunn, Jr.,
Jack M. Fields,
Carl Frischling,
Prema Mathai-Davis,
Lewis F. Pennock,
Ruth H. Quigley, and
Louis S. Sklar, and
JOHN DOES 1-100,

        Defendants,

AIM Aggressive Growth Fund,
AIM Asia Pacific Growth Fund,
AIM Balanced Fund,
AIM Basic Balanced Fund,
AIM Basic Value Fund,
AIM Blue Chip Fund,
AIM Capital Development Fund,
AIM Charter Fund,
AIM Constellation Fund,
AIM Dent Demographic Trends Fund,
AIM Developing Markets Fund,
AIM Diversified Dividend Fund,
AIM Emerging Growth Fund,

AIM European Growth Fund,
AIM European Small Company Fund,
AIM Floating Rate Fund,
AIM Global Aggressive Growth Fund,
AIM Global Equity Fund,
AIM Global Growth Fund,
AIM Global Health Care Fund,
AIM Global Value Fund,
AIM High Income Municipal Fund,
AIM High Yield Fund,
AIM Income Fund,
AIM Intermediate Government Fund,
AIM International Emerging Growth Fund,
AIM International Growth Fund,
AIM Large Cap Basic Value Fund,
AIM Large Cap Growth Fund,
AIM Libra Fund,
AIM Limited Maturity Treasury Fund,
AIM Mid Cap Basic Value Fund,
AIM Mid Cap Core Equity Fund,
AIM Mid Cap Growth Fund,
AIM Municipal Bond Fund,
AIM Opportunities I Fund,
AIM Opportunities II Fund,
AIM Opportunities III Fund,
AIM Premier Equity Fund,
AIM Real Estate Fund,
AIM Select Equity Fund,
AIM Short Term Bond Fund,
AIM Small Cap Equity Fund,
AIM Small Cap Growth Fund,
AIM Tax-Free Intermediate Fund,
AIM Total Return Bond Fund,
AIM Trimark Endeavor Fund,
AIM Trimark Fund,
AIM Trimark Small Companies Fund,
AIM Weingarten Fund,
INVESCO Advantage Health Sciences Fund,
INVESCO Core Equity Fund,
INVESCO Dynamics Fund,
INVESCO Energy Fund,
INVESCO Financial Services Fund,
INVESCO Gold & Precious Metals Fund, INVESCO
Health Sciences Fund,
INVESCO International Core Equity Fund, INVESCO
Leisure Fund,
INVESCO Mid-Cap Growth Fund,

INVESCO Multi-Sector Fund,
INVESCO S&P 500 Index Fund,
INVESCO Small Company Growth Fund, INVESCO
Technology Fund,
INVESCO Total Return Fund,
INVESCO Utilities Fund
(collectively, the "AIM/INVESCO Funds"),

Nominal Defendants.

CLASS ACTION COMPLAINT FOR EXCESSIVE FEES IN VIOLATION OF SECTIONS 34(b), 36(b) AND 48(a) OF THE INVESTMENT COMPANY ACT AND SECTIONS 206 AND 215 OF THE INVESTMENT ADVISERS ACT, AND FOR BREACHES OF FIDUCIARY DUTY

Plaintiff Richard Tim Boyce, by and through his counsel, alleges the following based upon the investigation of counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings, as well as other regulatory filings, reports, and advisories, press releases, media reports, news articles, academic literature, and academic studies. Plaintiff believes that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1.   Plaintiff brings this action as a class action on behalf of investors in mutual funds belonging to the AIM Management Group Inc. and INVESCO Funds Group, Inc. families of mutual funds, including AIM and INVESCO mutual funds (collectively, the "AIM/INVESCO Funds"), and derivatively on behalf of the AIM/INVESCO Funds, against the AIM/INVESCO Funds investment advisers, their corporate parents and the AIM/INVESCO Funds directors.

2.   This complaint alleges that the Investment Adviser Defendants (as defined herein) drew upon the assets of the AIM/INVESCO Funds to pay brokers to aggressively push AIM/INVESCO Funds over other funds, and that the Investment Adviser Defendants concealed such payments from investors by disguising them as brokerage commissions. Such brokerage commissions, though payable from fund assets, are not disclosed to investors in the AIM/INVESCO Funds public filings or elsewhere.

3.   Thus AIM/INVESCO Funds investors were induced to purchase AIM/INVESCO Funds by brokers who received undisclosed payments from the Investment Adviser Defendants to push AIM/INVESCO Funds over other mutual funds and who therefore had an undisclosed conflict of interest. Then, once invested in one or more of the AIM/INVESCO Funds, AIM/INVESCO Funds investors were charged and paid undisclosed fees that were improperly used to pay brokers to aggressively push AIM/INVESCO Funds to yet other brokerage clients.

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4.   The Investment Adviser Defendants were motivated to make these secret payments to finance the improper marketing of AIM/INVESCO Funds because their fees were calculated as a percentage of funds under management and, therefore, tended to increase as the number of AIM/INVESCO Funds investors grew. The Investment Adviser Defendants attempted to justify this conduct on the ground that by increasing the AIM/INVESCO Funds assets they were creating economies of scale that inured to the benefit of investors but, in truth and in fact, AIM/INVESCO Funds investors received none of the benefits of these purported economies of scale. Rather, fees and costs associated with the AIM/INVESCO Funds increased during the Class Period (as defined herein), in large part because the Investment Adviser Defendants continued to skim from the AIM/INVESCO Funds to finance their ongoing marketing campaign. The AIM/INVESCO Funds Directors, who purported to be AIM/INVESCO Funds investor watchdogs, knowingly or recklessly permitted this conduct to occur.

5.   By engaging in this conduct, the Investment Adviser Defendants, and the defendant entities that control them, breached their statutorily-defined fiduciary duties under Sections 36(a) and (b) of the Investment Company Act of 1940 (the "Investment Company Act") and Sections 206 of the Investment Advisers Act of 1940 (the "Investment Advisers Act"), breached their common law fiduciary duties, and knowingly aided and abetted the brokers in the breach of fiduciary duties to their clients. The Investment Adviser Defendants also violated Section 34(b) of the Investment Company Act because, to further their improper campaign, they made untrue statements of material fact in fund registration statements, and material omissions, with respect to the procedure for determining the amount of fees payable to the Investment Adviser Defendants and with respect to the improper uses to which the fees were put. Additionally, the AIM/INVESCO Funds Directors breached their common law fiduciary duties

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to the AIM/INVESCO Funds investors by knowingly or recklessly allowing the improper

conduct alleged herein to occur and harm AIM/INVESCO Funds investors.

6.   On January 28, 2004, the *Los Angeles Times* published an article about a Senate

committee hearing on mutual fund abuses which stated, in pertinent part, as follows:

> "The mutual fund industry is indeed the world's largest skimming
> operation," said Sen. Peter Fitzgerald (R-Ill.), chairman of the panel,
> comparing the scandal-plagued industry to "a $7-trillion trough" exploited
> by fund managers, brokers and other insiders.

JURISDICTION AND VENUE

7.   The claims asserted herein arise under and pursuant to Sections 34(b), 36(b) and

48(a) of the Investment Company Act, 15 U.S.C. §§80a-33(b), 80a-35(a) and (b) and 80a-47(a),

Sections 206 and 215 of the Investment Advisers Act, 15 U.S.C. §§80b-6 and 80b-15, and

common law.

8.   This Court has jurisdiction over the subject matter of this action pursuant to

Section 44 of the Investment Company Act, 15 U.S.C. §80a-43; Section 214 of the Investment

Advisers Act, 15 U.S.C. §80b-14; and 28 U.S.C. § 1391(b).

9.   Many of the acts charged herein, including the preparation and dissemination of

materially false and misleading information, occurred in substantial part in this District.

Defendants conducted other substantial business within this District and many Class members

reside within this District. Defendant INVESCO Funds Group, Inc. was at all relevant times,

and still is, headquartered in this District.

10.   In connection with the acts alleged in this complaint, defendants, directly or

indirectly, used the means and instrumentalities of interstate commerce, including, but not

limited to, the mails, interstate telephone communications, and the facilities of the national

securities markets.

PARTIES

11. Plaintiff Richard Tim Boyce purchased during the Class Period and continues to own shares or units of the AIM European Fund (f/k/a INVESCO European Fund) and INVESCO and has been damaged by the conduct alleged herein.

12. AMVESCAP PLC is one of the largest independent global investment managers in the world with more than $370.6 billion in assets under management. AMVESCAP PLC is the parent of Defendants, AIM Investment Services, Inc. and INVESCO Funds Group, Inc.

13. Defendant AIM Investment Services, Inc. ("AIM") represents investment management companies under the AIM and INVESCO brand names, with $148 billion in assets under management as of March 31, 2004. AIM is located at 11 Greenway Plaza, Suite 100, Houston, TX 77046.

14. Defendant INVESCO Funds Group, Inc. ("INVESCO") is an indirect wholly-owned subsidiary of AMVESCAP PLC located at 4350 S. Monaco Street, Denver, Colorado 80273 and was at all relevant times the investment advisor to the INVESCO Funds. INVESCO continues to serve as the investment advisor to INVESCO Variable Investment Funds, Inc. ("IVIF"). On November 25, 2003, AIM succeeded INVESCO as the investment advisor to the INVESCO Funds other than IVIF.

15. AIM Management Group Inc. ("AMG") is the parent company of AIM Advisors, Inc. AMG is located at 11 Greenway Plaza, Suite 100, Houston, TX 77046.

16. Defendant AIM Advisors, Inc. ("AIM Advisors") serves as investment advisor to the AIM/INVESCO Funds and many other mutual funds. During the fiscal year 2003, AIM Advisors, Inc. received compensation of .67% of average daily net assets. Together with its subsidiaries, AIM Advisors, Inc. manages or advises over 190 portfolios. AIM Advisors, Inc. is located at 11 Greenway Plaza, Suite 100, Houston, TX 77046.

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17.   AIM, INVESCO, and AIM Advisors are referred to collectively herein as the "Investment Adviser Defendants."

18.   The Investment Adviser Defendants are registered as investment advisers under the Investment Advisers Act. Fees payable to the Investment Adviser Defendants are calculated as a percentage of fund assets under management. The Investment Adviser Defendants had ultimate responsibility for overseeing the day-to-day management of the AIM/INVESCO Funds.

19.   Defendants Robert H. Graham ("Graham"), Mark H. Williamson ("Williamson"), Frank S. Bayley ("Bayley"), Bruce L. Crockett ("Crockett"), Albert R. Dowden ("Dowden"), Edward K. Dunn, Jr. ("Dunn"), Jack M. Fields ("Fields"), Carl Frischling ("Frischling"), Prema Mathai-Davis ("Mathai-Davis"), Lewis F. Pennock ("Pennock"), Ruth H. Quigley ("Quigley"), and Louis S. Sklar ("Sklar") were trustees or officers/directors of the AIM/INVESCO Funds, including the AIM Basic Value Fund, and the INVESCO Technology Fund to the extent indicated below, during the Class Period. All of the trustees and officers/directors are located at 11 Greenway Plaza, Suite 100, Houston, TX 77046. Additionally:

(a)   Graham was a director and/or trustee and Chairman of AMG during the Class Period. Graham is an interested person of the Trust because he is a Director of AMVESCAP PLC, parent of the advisor of the Trust.

(b)   Williamson was a director and/or trustee, President and Chief Executive Officer of AMG during the Class Period. Williamson was also CEO of INVESCO and IDI during the Class Period. Williamson is an interested person of the Trust because he is an officer and director of the advisor of the AIM Basic Value Fund and the INVESCO Technology Fund.

(c)   Bayley was a director and/or trustee during the Class Period. Bayley received compensation totaling $150,000 for the year ended December 31, 2002.

8

(d)   Crockett was a director and/or trustee during the Class Period. Crockett received compensation totaling $149,000 for the year ended December 31, 2002.

(e)   Dowden was a director and/or trustee during the Class Period. Dowden received compensation totaling $150,000 for the year ended December 31, 2002.

(f)   Dunn was a director and/or trustee during the Class Period. Dunn received compensation totaling $149,000 for the year ended December 31, 2002.

(g)   Fields was a director and/or trustee during the Class Period. Fields received compensation totaling $153,000 for the year ended December 31, 2002.

(h)   Frischling was a director and/or trustee during the Class Period. Frischling received compensation totaling $150,000 for the year ended December 31, 2002.

(i)   Mathai-Davis was a director and/or trustee during the Class Period. Mathai-Davis received compensation totaling $150,000 for the year ended December 31, 2002.

(j)   Pennock was a director and/or trustee during the Class Period. Pennock received compensation totaling $154,000 for the year ended December 31, 2002.

(k)   Quigley was a director and/or trustee during the Class Period. Quigley received compensation totaling $153,000 for the year ended December 31, 2002.

(l)   Sklar was a director and/or trustee during the Class Period. Sklar received compensation totaling $153,000 for the year ended December 31, 2002.

20.   Defendants John Does 1-100 were AIM/INVESCO trustees and/or directors during the Class Period, and any other wrongdoers later discovered, whose identities have yet to be ascertained and which will be determined during the course of Plaintiff's counsel's ongoing investigation.

9

21.   Graham, Williamson, Bayley, Crockett, Dowden, Dunn, Fields, Frischling, Mathai-Davis, Pennock, Quigley, and Sklar, and John Does 1-100 are referred to collectively herein as the "Director Defendants."

22.   Nominal defendants the AIM/INVESCO Funds, as identified in the caption of this complaint and on the list annexed hereto as Exhibit A, are open-ended management companies consisting of the capital invested by mutual fund shareholders, each having a board of Directors charged with representing the interests of the shareholders in one or a series of the funds. The AIM/INVESCO Funds are named as nominal defendants to the extent that they may be deemed necessary and indispensable parties pursuant to Rule 19 of the Federal Rules of Civil Procedure and to the extent necessary to ensure the availability of adequate remedies.

RELATED NON-PARTIES

23.   AIM Distributors, Inc., a private subsidiary of AIM Management Group Inc. and a broker-dealer registered with the Securities and Exchange Commission, serves as the principal underwriter of each Class of the AIM/INVESCO Funds. AIM Distributors, Inc. is located at 11 Greenway Plaza, Suite 800, Houston, Texas 77046.

24.   INVESCO Distributors, Inc. ("IDI") is a wholly-owned subsidiary of INVESCO which is located at 4350 South Monaco Street, Denver Colorado. IDI is a broker-dealer registered with the Securities and Exchange Commission and serves as the principal underwriter of each Class of the 47 INVESCO Funds. IDI is located at 4350 South Monaco Street, Denver, Colorado 80237.

PLAINTIFF'S CLASS ACTION ALLEGATIONS

26.   Plaintiff brings certain of these claims as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of two sub-classes: (1) Plaintiff Boyce brings an action on behalf of all persons or entities who purchased, redeemed or held shares or like

interests in any of the AIM Funds between May 10, 1999 and November 17, 2003, inclusive, and who were damaged thereby (the "AIM Class"); and (2) on behalf of all persons or entities who purchased, redeemed or held shares or like interests in any of the INVESCO Funds between May 10, 1999 and November 17, 2003, inclusive, and who were damaged thereby (the "INVESCO Class"). Excluded from each Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

27.   The members of each Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are many thousands of members in each proposed Class. Record owners and other members of each Class may be identified from records maintained by INVESCO and AMG and the Investment Adviser Defendants and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

28.   Plaintiff's claims are typical of the claims of the members of each Class as all members of each Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

29.   Plaintiff will fairly and adequately protect the interests of the members of each Class and have retained counsel competent and experienced in class and securities litigation.

30.   Common questions of law and fact exist as to all members of each Class and predominate over any questions solely affecting individual members of each Class. Among the questions of law and fact common to each Class are:

    (a)   whether the Investment Company Act was violated by defendants' acts as alleged herein;

11

(b)   whether the Investment Advisers Act was violated by defendants' acts as alleged herein;

(c)   whether the Investment Adviser Defendants breached their common law fiduciary duties and/or knowingly aided and abetted common law breaches of fiduciary duties;

(d)   whether statements made by defendants to the investing public during the Class Period misrepresented or omitted to disclose material facts about the business, operations and financial statements of the AIM/INVESCO Funds; and

(e)   to what extent the members of each Class have sustained damages and the proper measure of damages.

31.   A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of each Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.


SUBSTANTIVE ALLEGATIONS

The Director Defendants Breached Their
<u>Fiduciary Duties To AIM/INVESCO Funds Investors</u>


<u>AIM FUNDS</u>

32.   AMG public filings state that the board of directors for each AIM trust is responsible for the management and supervision of each portfolio, or fund, comprising the Trust. In this regard, the most recent Statement of Additional Information for funds offered by the AIM Growth Series (the "AIM Statement of Additional Information"), which includes the AIM Basic Value Fund, which is available to the investor upon request is typical of the Statements of

Additional Information available for other AIM/INVESCO Funds. It states that "The Board of Trustees approves all significant agreements between the Trust, on behalf of one or more of the Funds, and persons or companies furnishing services to the Funds. The day-to-day operations of each Fund are delegated to the officers of the Trust and to AIM, subject always to the objective(s), restrictions and policies of the applicable Fund and to the general supervision of the Board of Trustees."

33.   Moreover, the AIM Statement of Additional Information for AIM Growth Series dated May 1, 2003 stated, with respect to the duties of the Directors, as follows:

> The advisory agreement with AIM was re-approved for each Fund by the Trust's Board ... In evaluating the fairness and reasonableness of the advisory agreement, the *Board of Trustees considered a variety of factors for each Fund,* including: *the requirements of each Fund for investment supervisory and administrative services; the quality of AIM's services, including a review of each Fund's investment performance and AIM's investment personnel; the size of the fees in relationship to the extent and quality of the investment advisory services rendered; fees charged to AIM's other clients; fees charged by competitive investment advisors; the size of the fees in light of services provided other than investment advisory services*; the expenses borne by each Fund as a percentage of its assets and relationship to contractual limitations; any fee waivers (or payments of Fund expenses) by AIM; AIM's profitability; the benefits received by AIM from its relationship to each Fund, including soft dollar arrangements, and the extent to which each Fund shares in those benefits; the organizational capabilities and financial condition of AIM and conditions and trends prevailing in the economy, the securities markets and the mutual fund industry; and the historical relationship between each Fund and AIM.

[Emphasis added.]

34.   The Statement of Additional Information also sets forth in greater detail the purported process by which the investment managers are selected:

> As investment advisor, AIM supervises all aspects of the Funds' operations and provides investment advisory services to the Funds. AIM obtains and evaluates economic, statistical and

financial information to formulate and implement investment programs for the Funds.

AIM is also responsible for furnishing to the Funds, at AIM's expense, the services of persons believed to be competent to perform all supervisory and administrative services required by the Funds, in the judgment of the trustees, to conduct their respective businesses effectively, as well as the offices, equipment and other facilities necessary for their operations. Such functions include the maintenance of each Fund's accounts and records, and the preparation of all requisite corporate documents such as tax returns and reports to the SEC and shareholders.

The Master Investment Advisory Agreement provides that the Fund will pay or cause to be paid all expenses of such Fund not assumed by AIM, including, without limitation: brokerage commissions, taxes, legal, auditing or governmental fees, the cost of preparing share certificates, custodian, transfer and shareholder service agent costs, expenses of issue, sale, redemption, and repurchase of shares, expenses of registering and qualifying shares for sale, expenses relating to trustee and shareholder meetings, the cost of preparing and distributing reports and notices to shareholders, the fees and other expenses incurred by the Trust on behalf of each Fund in connection with membership in investment company organizations, and the cost of printing copies of prospectuses and statements of additional information distributed to the Funds' shareholders.

*   *   *

The Administrative Services Agreement provides that it will remain in effect and continue from year to year *only if such continuance is specifically approved at least annually by the Trust's Board of Trustees*, including the independent trustees, by votes cast in person at a meeting called for such purpose. Under the Administrative Services Agreement, AIM is entitled to receive from the Funds reimbursement of its costs or such reasonable compensation as may be approved by the Board of Trustees. Currently, AIM is reimbursed for the services of the Trust's principal financial officer and her staff, and any expenses related to fund accounting services.

[Emphasis added.]

INVESCO Funds

35.   INVESCO public filings state that the board of directors for each INVESCO trust is responsible for the management and supervision of each portfolio, or fund, comprising the

14

Trust. In this regard, the most recent Statement of Additional Information for funds offered by

the INVESCO Sector Funds (now the AIM Sector Funds Series) (the "INVESCO Statement of

Additional Information"), which includes the INVESCO Technology Fund, which is available to

the investor upon request is typical of the Statements of Additional Information available for

other AIM/INVESCO Funds. It states that "The overall direction and supervision of the

Company come from the board of directors. The board of directors is responsible for making

sure that the Funds' general investment policies and programs are carried out and that the Funds

are properly administered."

36.   Moreover, the INVESCO Statement of Additional Information for INVESCO

Sector Series dated August 1, 2002 stated, with respect to the duties of the Directors, as follows:

> The advisory agreement with AIM was re-approved for each Fund
> by the Trust's Board ... *In approving the Advisory Agreement, the
> board primarily considered, with respect to each Fund, the
> nature, quality, and extent of the services provided under the
> Agreement and the overall fairness of the Agreement.* The board
> requested and evaluated information from INVESCO that
> addressed specific factors designed to assist in the board's
> consideration of these issues.

[Emphasis added.]

37.   The Statement of Additional Information also sets forth in greater detail the

purported process by which the investment managers are selected:

> With respect to the nature and quality of the services provided, the
> board reviewed, among other things (1) the overall performance
> results of the Funds in comparison to relevant indices, (2) a
> summary for each Fund of the performance of a peer group of
> investment companies pursuing broadly similar strategies
> prepared by an independent data service, and (3) the degree of risk
> undertaken by INVESCO as reflected by a risk/return
> summary, also prepared by the independent data service. The
> board considered INVESCO's resources and responsiveness
> with respect to Funds that have experienced performance
> difficulties and discussed the efforts being made to improve the
> performance records of such Funds. *The board also considered*

15

the advantages to each Fund of having an advisor that is associated with a global investment management organization. In connection with its review of the quality of the execution of the Funds' trades, the board considered INVESCO's use in fund transactions of brokers or dealers that provided research and other services to INVESCO or its affiliates, and the benefits derived from such services to the Funds and to INVESCO. The board also considered the quality of the shareholder and administrative services provided by INVESCO, as well as the firm's positive compliance history.

With respect to the overall fairness of the Agreement, *the board primarily considered the fairness of fee arrangements and the profitability and any fall-out benefits of INVESCO and its affiliates from their association with the Funds.* The board reviewed information from an independent data service about the rates of compensation paid to investment advisors and overall expense ratios, for funds comparable in size, character, and investment strategy to the Funds. In concluding that the benefits accruing to INVESCO and its affiliates by virtue of their relationships with the Funds were reasonable in comparison with the costs of providing investment advisory services and the benefits accruing to each Fund, the board reviewed specific data as to INVESCO's profit or loss on each Fund, and carefully examined INVESCO's cost allocation methodology. In this connection, the board requested that the Funds' independent auditors review INVESCO's methodology for appropriateness. *The board concluded that approval of the Agreement was in the best interest of the Funds' shareholders.* These matters were considered by the Independent Directors working with experienced 1940 Act counsel that is independent of INVESCO.

[Emphasis added.]

38.   The Investment Company Institute ("ICI"), of which AMG and INVESCO are members, recently described the duties of mutual fund boards as follows:

> More than 77 million Americans have chosen mutual funds to gain convenient access to a professionally managed and diversified portfolio of investments.
>
> Investors receive many other benefits by investing in mutual funds, including strong legal protections and full disclosure. In addition, shareholders gain an extra layer of protection because each mutual fund has a board of directors looking out for shareholders' interests.

Unlike the directors of other corporations, mutual fund directors are responsible for protecting consumers, in this case, the funds' investors. The unique "watchdog" role, which does not exist in any other type of company in America, provides investors with the confidence of knowing the directors oversee the advisers who manage and service their investments.

In particular, under the Investment Company Act of 1940, the board of directors of a mutual fund is charged with looking after how the fund operates and overseeing matters where the interests of the fund and its shareholders differ from the interests of its investment adviser or management company.

[Emphasis added.][1]

39.   In truth and in fact, INVESCO and AMG's boards of directors, *i.e.* the Director Defendants, were captive to and controlled by INVESCO and AMG respectively and the Investment Adviser Defendants, who induced the Director Defendants to breach their statutory and fiduciary duties to manage and supervise the AIM/INVESCO Funds, approve all significant agreements and otherwise take reasonable steps to prevent the Investment Adviser Defendants from skimming AIM/INVESCO Funds assets. In many cases, key AIM/INVESCO Funds Directors were employees or former employees of the Investment Adviser Defendants and were beholden for their positions, not to AIM/INVESCO Fund investors; but, rather, to the Investment Adviser Defendants they were supposed to oversee. The Director Defendants served for indefinite terms at the pleasure of the Investment Adviser Defendants and formed purportedly independent committees, charged with responsibility for billions of dollars of fund assets (comprised largely of investors' college and retirement savings).

---

[1]   The ICI describes itself as the national association of the U.S. investment company industry. Founded in 1940, its membership includes approximately 8,601 mutual funds, 604 closed-end funds, 110 exchange-traded funds, and six sponsors of unit investment trusts. Its mutual fund members have 86.6 million individual shareholders and manage approximately $7.2 trillion in investor assets. The quotation above is excerpted from a paper entitled *Understanding the Role of Mutual Fund Directors*, available on the ICI's website at http://www.ici.org/issues/dir/bro_mf_directors.pdf.

40. To ensure that the Directors toed the line, the Investment Adviser Defendants often recruited key fund Directors from the ranks of investment adviser companies and paid them excessive salaries for their service as Directors. For example, Graham, the Chairman and director of AMG is also the director and/or trustee of various registered investment companies in the AIM Fund complex, including, the AIM Basic Value Fund.

41. In exchange for creating and managing the AIM/INVESCO Funds, including the AIM Basic Value Fund and INVESCO Technology Fund, the Investment Adviser Defendants charged the AIM/INVESCO Funds a variety of fees, each of which was calculated as a percentage of assets under management. Hence, the more money invested in the funds, the greater the fees paid to INVESCO and AMG. In theory, the fees charged to fund investors are negotiated at arm's-length between the fund board and the investment management company and must be approved by the independent members of the board. However, as a result of the Director Defendants' dependence on the investment management company, and its failure to properly manage the investment advisers, millions of dollars in AIM/INVESCO Funds assets were transferred through fees payable from AIM/INVESCO Funds assets to the Investment Adviser Defendants that were of no benefit to fund investors.

42. As a result of these practices, the mutual fund industry was enormously profitable *for INVESCO and AMG.* In this regard, another *Forbes* article, published on September 15, 2003, stated as follows:

> The average net profit margin at publicly held mutual fund firms was 18.8% last year, blowing away the 14.9% margin for the financial industry overall . . . . [f]or the most part, customers do not enjoy the benefits of the economies of scale created by having larger funds. *Indeed, once a fund reaches a certain critical mass, the directors know that there is no discernible benefit from having the fund become bigger by drawing in more investors; in fact, they know the opposite to be true - once a fund becomes too large it loses the ability to trade in and out of positions without hurting its investors.* [. . .]

18

The [mutual fund] business grew 71-fold (20 fold in real terms) in the two decades through 1999, yet costs as a percentage of assets somehow managed to go up 29%.... Fund vendors have a way of stacking their boards with rubber stamps. As famed investor Warren Buffett opines in Berkshire Hathaway's 2002 annual report: 'Tens of thousands of "independent" directors, over more than six decades, have failed miserably.' A genuinely independent board would occasionally fire an incompetent or overcharging fund advisor. That happens just about never." [Emphasis added.]

43. Plaintiff and other members of each Class never knew, nor could they have known, from reading the fund prospectuses or otherwise, of the extent to which the Investment Adviser Defendants were using so-called 12b-1 fees, directed brokerage (as defined below) and commissions to improperly siphon assets from the funds.

The Investment Adviser Defendants Used
Rule 12b-1 Marketing Fees For Improper Purposes

44. Rule 12b-1, promulgated by the SEC pursuant to the Investment Company Act, prohibits mutual funds from directly or indirectly distributing or marketing their own shares unless certain enumerated conditions set forth in Rule 12b-1 are met. The Rule 12b-1 conditions require that payments for marketing must be made pursuant to a written plan "describing all material aspects of the proposed financing of distribution;" all agreements with any person relating to implementation of the plan must be in writing; the plan must be approved by a vote of the majority of the board of directors; and the board of directors must review, at least quarterly, "a written report of the amounts so expended and the purposes for which such expenditures were made." Additionally, the directors "have a duty to request and evaluate, and any person who is a party to any agreement with such company relating to such plan shall have a duty to furnish, such information as may reasonably be necessary to an informed determination of whether the plan should be implemented or continued." The directors may continue the plan "only if the board of directors who vote to approve such implementation or continuation conclude, in the

19

exercise of reasonable business judgment, and in light of their fiduciary duties under state law and section 36(a) and (b) [15 U.S.C. 80a-35(a) and (b)] of the Act that *there is a reasonable likelihood that the plan will benefit the company and its shareholders."* [Emphasis added.]

45.   The exceptions to the Section 12b prohibition on mutual fund marketing were enacted in 1980 under the theory that the marketing of mutual funds, all things being equal, should be encouraged because increased investment in mutual funds would presumably result in economies of scale, the benefits of which would be shifted from fund managers to investors. During the Class Period, the Director Defendants authorized, and the Investment Adviser Defendants collected, millions of dollars in purported Rule 12b-1 marketing and distribution fees.

46.   However, the purported Rule 12b-1 fees charged to AIM/INVESCO Funds investors were highly improper because the conditions of Rule 12b-1 were not met. There was no "reasonable likelihood" that the plan would benefit the company and its shareholders. On the contrary, as the funds were marketed and the number of fund investors increased, the economies of scale thereby created, if any, were not passed on to AIM/INVESCO Funds investors. Rather, AIM/INVESCO Funds management and other fees increased and this was a red flag that the Director Defendants knowingly or recklessly disregarded. If anything, the AIM/INVESCO Funds marketing efforts were creating diminished marginal returns under circumstances where increased fund size correlated with reduced liquidity and fund performance. If the Director Defendants reviewed written reports of the amounts expended pursuant to the AIM/INVESCO Funds Rule 12b-1 Plan, and the information pertaining to agreements entered into pursuant to the Rule 12b-1 Plan, on a quarterly basis as required — which seems highly unlikely under the circumstances set forth herein — the Director Defendants either knowingly or recklessly failed to terminate the plans and the payments made pursuant to the Rule 12b-1 Plan, even though such

payments not only harmed existing AIM/INVESCO Funds shareholders, but also were improperly used to induce brokers to breach their duties of loyalty to their prospective AIM/INVESCO Funds investors.

47.   Moreover, at least four of the AIM Funds and eleven of the INVESCO Funds were closed to new investors ("the Closed Funds") and, consequently, the so-called 12b-1 fees could not possibly have been used to market and distribute them. Nevertheless, the Investment Adviser Defendants received Rule 12b-1 fees charged to the Closed Funds. The Closed Funds that charged such Rule 12b-1 fees are: AIM Limited Maturity Treasury Fund Class A, AIM Small Cap Growth Fund Class A, Class B and Class C, INVESCO Core Equity Fund, INVESCO Dynamics Fund, INVESCO Energy Fund, INVESCO Financial Services Fund, INVESCO Gold & Precious Metals Fund, INVESCO Health Science Fund, INVESCO Leisure Fund, INVESCO S&P 500 Index Fund, INVESCO Technology Fund, INVESCO Total Return Fund and INVESCO Utilities Fund.

48.   As set forth below, in violation of Rule 12b-1 and Section 28(e) of the Securities Exchange Act, defendants made additional undisclosed payments to brokers, in the form of excessive commissions, that were not disclosed or authorized by the AIM/INVESCO Funds Rule 12b-1 plan.

The Investment Adviser Defendants Charged Their Overhead To AIM/INVESCO Funds Investors And Secretly Paid Excessive Commissions To Brokers To Steer Clients To AIM/INVESCO Funds

49.   Investment advisers routinely pay broker commissions on the purchase and sale of fund securities, and such commissions may, under certain circumstances, properly be used to purchase certain other services from brokers as well. Specifically, the Section 28(e) "safe harbor" provision of the Securities Exchange Act carves out an exception to the rule that requires

investment management companies to obtain the best possible execution price for their trades. Section 28(e) provides that fund managers shall not be deemed to have breached their fiduciary duties "solely by reason of [their] having caused the account to pay a . . . broker . . . in excess of the amount of commission another . . . broker . . . would have charged for effecting the transaction, if such person determined *in good faith* that the amount of the commission is reasonable in relation to the value of the brokerage and research services provided." 15 U.S.C. §28(e) [Emphasis added.] In other words, funds are allowed to include in "commissions" payment for not only purchase and sales execution, but also for specified services, which the SEC has defined to include, "any service that provides lawful and appropriate assistance to the money manager in the performance of his investment decision-making responsibilities." The commission amounts charged by brokerages to investment advisers in excess of the purchase and sale charges are known within the industry as "Soft Dollars."

50. The Investment Adviser Defendants went far beyond what is permitted by the Section 28(e) safe harbor. The Investment Adviser Defendants used Soft Dollars to pay overhead costs (for items such as computer hardware and software) thus charging AIM/INVESCO Funds investors for costs not covered by the Section 28(e) safe harbor and that, consistent with the investment advisers' fiduciary duties, properly should have been borne by the Investment Adviser Defendants. The Investment Adviser Defendants also paid excessive commissions to broker dealers on top of any real Soft Dollars to steer their clients to AIM/INVESCO Funds and directed brokerage business to firms that favored AIM/INVESCO Funds. Such payments and directed-brokerage payments were used to fund sales contests and other undisclosed financial incentives to push AIM/INVESCO Funds. These incentives created an undisclosed conflict of interest and caused brokers to steer clients to AIM/INVESCO Funds regardless of the funds' investment quality relative to other investment alternatives and to

22

thereby breach their duties of loyalty. By paying the excessive brokerage commissions, the

Investment Adviser Defendants additionally violated Section 12 of the Investment Company Act,

because such payments were not made pursuant to a valid Rule 12b-1 plan.

51.   The excessive commissions did not fund any services that benefited the

AIM/INVESCO Funds shareholders. This practice materially harmed Plaintiff and other

members of each Class from whom the Soft Dollars and excessive commissions were taken.

52.   Additionally, on information and belief, INVESCO and AMG, similar to other

members of the industry, have a practice of charging lower management fees to institutional

clients than to ordinary mutual fund investors through their mutual fund holdings. This

discriminatory treatment cannot be justified by any additional services to the ordinary investor

and is a further breach of fiduciary duties.

THE NOVEMBER 17, 2003 ANNOUNCEMENT

53.   On November 17, 2003, these practices began to come to light when the SEC

issued a press release (the "November 17 SEC Release") in which it announced a $50 million

settlement of an enforcement action against Morgan Stanley Dean Witter relating to improper

mutual fund sales practices. The AIM Funds were subsequently identified as one of the mutual

fund families that Morgan Stanley brokers were paid to push. In this regard, the release

announced:

> the institution and simultaneous settlement of an enforcement
> action against Morgan Stanley DW Inc. (Morgan Stanley) for
> failing to provide customers important information relating to their
> purchases of mutual fund shares. As part of the settlement, Morgan
> Stanley will pay $50 million in disgorgement and penalties, all of
> which will be placed in a Fair Fund for distribution to certain
> Morgan Stanley customers.
>
> *Stemming from the SEC's ongoing industry-wide investigation of
> mutual fund sales practices, this inquiry uncovered two distinct,
> firm-wide disclosure failures by Morgan Stanley. The first relates*

23

to Morgan Stanley's "Partners Program" and its predecessor, in which a select group of mutual fund complexes paid Morgan Stanley substantial fees for preferred marketing of their funds.
To incentivize its sales force to recommend the purchase of shares in these "preferred" funds, Morgan Stanley paid increased compensation to individual registered representatives and branch managers on sales of those funds' shares. The fund complexes paid these fees in cash or in the form of portfolio brokerage commissions. [. . .]

Id. [Emphasis added.]

54.   The November 17 SEC release further stated:

The Commission's Order finds that this conduct violated Section 17(a)(2) of the Securities Act of 1933 and Rule 10b-10 under the Securities Exchange Act of 1934. Section 17(a)(2) prohibits the making of materially misleading statements or omissions in the offer and sale of securities. Rule 10b-10 requires broker dealers to disclose the source and amount of any remuneration received from third parties in connection with a securities transaction. The Order also finds that the conduct violated NASD Rule 2830(k), which prohibits NASD members from favoring the sale of mutual fund shares based on the receipt of brokerage commissions.

Stephen M. Cutler, Director of the Commission's Division of Enforcement, said: "Unbeknownst to Morgan Stanley's customers, Morgan Stanley received monetary incentives -- in the form of "shelf space" payments -- to sell particular mutual funds to its customers. When customers purchase mutual funds, they should understand the nature and extent of any conflicts of interest that may affect the transaction."

Morgan Stanley has agreed to settle this matter, without admitting or denying the findings in the Commission's Order. As part of the settlement, Morgan Stanley will pay $25 million in disgorgement and prejudgment interest. In addition, Morgan Stanley will pay civil penalties totaling $25 million. [...]

In addition, Morgan Stanley has undertaken to, among other things, (1) place on its website disclosures regarding the Partners Program; (2) provide customers with a disclosure document that will disclose, among other things, specific information concerning the Partners Program, and the differences in fees and expenses connected with the purchase of different mutual fund share classes.

Finally, the Commission's Order censures Morgan Stanley and orders it to cease-and-desist from committing or causing any violations of Section 17(a)(2) of the Securities Act of 1933 and Rule 10b-10 under the Securities Exchange Act of 1934.

*   *   *

The NASD also announced today a settled action against Morgan Stanley for violations of NASD Rule 2830(k) arising from the Partners Program and its predecessor.

Id.

55.   On November 18, 2003, *The Washington Post* published an article entitled

"Morgan Stanley Settles With SEC, NASD." The article states in relevant part:

> *Investors who brought mutual funds from Morgan Stanley, the nation's second-largest securities firm, didn't know that the company was taking secret payments from some fund companies to promote their products,* according to allegations that resulted in a $50 million settlement agreement yesterday with the Securities and Exchange Commission.
>
> In many cases, those same investors were actually footing the bill, indirectly, for the slanted recommendations, the SEC said. Some of the 16 fund companies whose products were pushed by Morgan brokers paid for the marketing help by letting Morgan handle some of their stock and bond trading. *The millions of dollars in commissions earned by Morgan on that trading came out of mutual fund share owners' profits,* according to the SEC.
>
> *   *   *
>
> *Morgan said yesterday that companies in its "Partners Program" included AIM Management Group Inc., ...*
>
> *   *   *
>
> Yesterday's settlement "goes to show that the mutual fund managers as well as broker dealers have too often viewed mutual fund shareholders as sheep to be sheared," said Sen. Peter Fitzgerald (R-Ill.), who is investigating the industry. "Congress has to figure out the variety of ways people are being sheared so that we can stop it."

Id. [Emphasis added.]

56.   On November 24, 2003, the *Chicago Sun-Times* published an article entitled "Investor 'bill of rights' doesn't go far enough." The article states, "Morgan Stanley's bill of rights reveals the company receives special payments from 16 funds groups... Such payments provide these firms with "greater access" to Morgan Stanley's brokers, with all the fishiness that implies."

57.   On January 14, 2003, *The Wall Street Journal* published an article under the headline, "SEC Readies Cases On Mutual Funds' Deals With Brokers." Citing "a person familiar with the investigation," the article notes that the SEC is "close to filing its first charges against mutual fund companies related to arrangements that direct trading commissions to brokerage firms that favor those fund companies' products." The article stated in pertinent part as follows:

> *The SEC has been probing the business arrangements between fund companies and brokerage firms since last spring.* It held a news conference yesterday to announce *it has found widespread evidence that brokerage firms steered investors to certain mutual funds because of payments they received from fund companies or their investment advisers as part of sales agreements.*
>
> Officials said the agency has opened investigations into eight brokerage firms and a dozen mutual funds that engaged in a longstanding practice known as "revenue sharing." Agency officials said they expect that number to grow as its probe expands. They declined to name either the funds or the brokerage firms.
>
> The SEC said payments varied between 0.05% and 0.04% of sales and up to 0.25% of assets that remained invested in the fund. [. . .]
>
> *People familiar with the investigation say regulators are looking into examples of conflict of interest when fund companies use shareholder money to cover costs of sales agreements instead of paying the sales costs themselves out of the firm's own pockets. The boards of funds, too, could be subject to scrutiny for allowing shareholders' commission dollars to be used for these sales agreements. In other cases, the SEC is probing whether funds violated policies that would require costs associated with marketing a fund to be included in a fund's so-called 12b-1 plan.*

Id. [Emphasis added.]

The Prospectuses Were Materially False And Misleading

58.   Plaintiff and other members of each Class were entitled to, and did receive, one or more of the prospectuses (the "Prospectuses"), pursuant to which the AIM/INVESCO Funds shares were offered, each of which contained substantially the same materially false and misleading statements and omissions regarding 12b-1 fees, commissions and Soft Dollars.

AIM Funds

59.   As stated above, the AIM Statement of Additional Information, referred to in certain of AMG's prospectuses and available to the investor upon request, stated as follows with respect to Soft Dollars:

> In evaluating the fairness and reasonableness of the advisory agreement, the ***Board of Trustees considered a variety of factors for each Fund,*** including: the requirements of each Fund for investment supervisory and administrative services; the quality of AIM's services, including a review of each Fund's investment performance and AIM's investment personnel; the size of the fees in relationship to the extent and quality of the investment advisory services rendered; fees charged to AIM's other clients; fees charged by competitive investment advisors; the size of the fees in light of services provided other than investment advisory services; ***the expenses borne by each Fund as a percentage of its assets and relationship to contractual limitations; any fee waivers (or payments of Fund expenses) by AIM; AIM's profitability; the benefits received by AIM from its relationship to each Fund, including soft dollar arrangements, and the extent to which each Fund shares in those benefits***; the organizational capabilities and financial condition of AIM and conditions and trends prevailing in the economy, the securities markets and the mutual fund industry; and the historical relationship between each Fund and AIM.
>
> *   *   *
>
> ***...[I]n recognition of research services provided to it, a Fund may pay a broker higher commissions than those available from another broker.***

27

(f)   that defendants improperly used Soft Dollars and excessive commissions, paid from AIM/INVESCO Funds assets, to pay for overhead expenses the cost of which should have been borne by AMG and not AIM/INVESCO Funds investors; and

(g)   that the Director Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, that the Director Defendants failed to monitor and supervise the Investment Adviser Defendants and that, as a consequence, the Investment Adviser Defendants were able to systematically skim millions and millions of dollars from the AIM/INVESCO Funds.

65.   By reason of the conduct described above, the Investment Adviser Defendants violated Section 34(b) of the Investment Company Act.

66.   As a direct, proximate and foreseeable result of the Investment Adviser Defendants' violation of Section 34(b) of the Investment Company Act, AIM/INVESCO Funds investors have incurred damages.

67.   Plaintiff and each Class have been specially injured by Defendants' violations of Section 34(b) of the Investment Company Act. Such injuries were suffered directly by the shareholders, rather than by the AIM/INVESCO Funds themselves.

68.   The Investment Adviser Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal such adverse material information.

COUNT II

Against The Investment Adviser Defendants Pursuant
To Section 36(b) Of The Investment Company Act
Derivatively On Behalf Of The AIM/INVESCO Funds

69.   Plaintiff repeats and realleges each and every allegation contained above and

otherwise incorporate the allegations contained above.

70.   This Count is brought by each Class (as AIM/INVESCO Funds securities holders)

on behalf of the AIM/INVESCO Funds against the Investment Adviser Defendants for breach of

their fiduciary duties as defined by Section 36(b) of the Investment Company Act.

71.   The Investment Adviser Defendants had a fiduciary duty to the AIM/INVESCO

Funds and each Class with respect to the receipt of compensation for services and of payments of

a material nature made by and to the Investment Adviser Defendants.

72.   The Investment Adviser Defendants violated Section 36(b) by improperly

charging investors in the AIM/INVESCO Funds purported Rule 12b-1 marketing fees, and by

drawing on AIM/INVESCO Funds assets to make undisclosed payments of Soft Dollars and

excessive commissions, as defined herein, in violation of Rule 12b-1.

73.   By reason of the conduct described above, the Investment Adviser Defendants

violated Section 36(b) of the Investment Company Act.

74.   As a direct, proximate and foreseeable result of the Investment Adviser

Defendants' breach of the fiduciary duty of loyalty in their role as investment advisers to

AIM/INVESCO Funds investors, AIM/INVESCO Funds and each Class have incurred millions

of dollars in damages.

75.   Plaintiff, in this count, seeks to recover the Rule 12b-1 fees, Soft Dollars,

excessive commissions and the management fees charged the AIM/INVESCO Funds by the

Investment Adviser Defendants.

COUNT III

Against AMG and INVESCO(As Control Persons Of AIM/INVESCO Funds) And The Director Defendants (As Control Persons Of The Investment Adviser Defendants) For Violation Of Section 48(a) Of The Investment Company Act By Each Class And Derivatively On Behalf Of The AIM/INVESCO Funds

76.   Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

77.   This Count is brought pursuant to Section 48(a) of the Investment Company Act against INVESCO and AMG, as control person of AIM/INVESCO Funds, and the Director Defendants as Control Persons of the Investment Adviser Defendants who caused the Investment Adviser Defendants to commit the violations of the Investment Company Act alleged herein. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the misconduct complained of herein are the collective actions of INVESCO and AMG and the Director Defendants.

78.   The Investment Adviser Defendants are liable under Sections 34(b) of the Investment Company Act to each Class and under 36(b) of the Investment Company Act to the AIM/INVESCO Funds as set forth herein.

79.   INVESCO, AMG and the Director Defendants were "control persons" of the Investment Adviser Defendants and caused the violations complained of herein. By virtue of their positions of operational control and/or authority over the Investment Adviser Defendants, AMG and the Director Defendants directly and indirectly, had the power and authority, and exercised the same, to cause the Investment Adviser Defendants to engage in the wrongful conduct complained of herein.

80.   Pursuant to Section 48(a) of the Investment Company Act, by reason of the foregoing, INVESCO, AMG and the Director Defendants are liable to Plaintiffs to the same

extent as are the Investment Adviser Defendants for their primary violations of Sections 34(b) and 36(b) of the Investment Company Act.

81. By virtue of the foregoing, Plaintiff and other Class members are entitled to damages against INVESCO, AMG and the Director Defendants.

COUNT IV

Against The Investment Adviser Defendants Under Section 215 Of The Investment Advisers Act For Violations Of Section 206 Of The Investment Advisers Act Derivatively On Behalf Of The AIM/INVESCO Funds

82. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

83. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. §80b-15.

84. The Investment Adviser Defendants served as "investment advisers" to the AIM/INVESCO Funds and other members of each Class pursuant to the Investment Advisers Act.

85. As fiduciaries pursuant to the Investment Advisers Act, the Investment Adviser Defendants were required to serve the AIM/INVESCO Funds in a manner in accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act, 15 U.S.C. §80b-6, governing the conduct of investment advisers.

86. During the Class Period, the Investment Adviser Defendants breached their fiduciary duties to the AIM/INVESCO Funds by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which they knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon the AIM/INVESCO Funds. As detailed above, the Investment Adviser Defendants skimmed money from the AIM/INVESCO Funds by charging and collecting fees from the AIM/INVESCO Funds

36

90.   The AIM/INVESCO Funds are entitled to rescind their investment advisory contracts with the Investment Adviser Defendants and recover all fees paid in connection with their enrollment pursuant to such agreements.

COUNT V

Breach Of Fiduciary Duty Against
The Investment Adviser Defendants On Behalf Of Each Class

91.   Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein.

92.   As advisers to the AIM/INVESCO Funds the Investment Adviser Defendants were fiduciaries to the Plaintiff and other members of each Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care and candor.

93.   As set forth above, the Investment Adviser Defendants breached their fiduciary duties to Plaintiff and each Class.

94.   Plaintiff and each Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Adviser Defendants and have suffered substantial damages.

95.   Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of Plaintiff and other members of each Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT VI

Breach Of Fiduciary Duty Against The Director
Defendants On Behalf Of Each Class

96.   Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein.

97.   As AIM/INVESCO Funds Directors, the Director Defendants had a fiduciary duty

to the AIM/INVESCO Funds and AIM/INVESCO Funds investors to supervise and monitor the

Investment Adviser Defendants.

98.   The Director Defendants breached their fiduciary duties by reason of the acts

alleged herein, including their knowing or reckless failure to prevent the Investment Adviser

Defendants from (1) charging the AIM/INVESCO Funds and AIM/INVESCO Funds investors

improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of Soft Dollars;

(3) making unauthorized use of "directed brokerage" as a marketing tool; and (4) charging the

AIM/INVESCO Funds for excessive and improper commission payments to brokers.

99.   Plaintiff and each Class have been specially injured as a direct, proximate and

foreseeable result of such breach on the part of the Investment Adviser Defendants and have

suffered substantial damages.

100.   Because the Investment Adviser Defendants acted with reckless and willful

disregard for the rights of Plaintiff and other members of each Class, the Investment Adviser

Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT VII

Aiding And Abetting A Breach Of Fiduciary Duty Against
The Investment Adviser Defendants On Behalf Of Each Class

101.   Plaintiff repeats and realleges each of the preceding allegations as though fully set

forth herein.

102.   At all times herein, the broker dealers that sold AIM/INVESCO Funds had

fiduciary duties of loyalty to their clients, including Plaintiff and other members of each Class.

103.   The Investment Adviser Defendants knew or should have known that the broker

dealers had these fiduciary duties.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: May 13, 2004

Respectfully submitted,

Patrick D. Vellone, Esquire
Matthew M. Wolf, Esquire
ALLEN & VELLONE, P.C.
1600 Stout Street, Suite 1100
Denver, Colorado 80202
Telephone: (303) 534-4499
Facsimile: (303) 893-8332

Marc A. Topaz, Esquire
Richard A. Maniskas, Esquire
SCHIFFRIN & BARROWAY, LLP
Three Bala Plaza East, Suite 400
Bala Cynwyd, Pennsylvania 19004
Telephone: (610) 667-7706
Facsimile: (610) 667-7056

Counsel for Plaintiff and each Class

Plaintiff's Address:

1972 N.E. 19th
Canby, OR 97013

CIVIL ACTION NO. __04 - N - 0989_____DEP. CLK

Richard Tim Boyce

Plaintiff,

vs.

AIM Management Group Inc.,
INVESCO Funds Group, Inc.,
AIM Investment Services, Inc.,
AIM Advisors, Inc.,
Robert H. Graham,
Mark H. Williamson,
Frank S. Bayley,
Bruce L. Crockett,
Albert R. Dowden,
Edward K. Dunn, Jr.,
Jack M. Fields,
Carl Frischling,
Prema Mathai-Davis,
Lewis F. Pennock,
Ruth H. Quigley, and
Louis S. Sklar, and
JOHN DOES 1-100,

Defendants,

AIM Aggressive Growth Fund,
AIM Asia Pacific Growth Fund,
AIM Balanced Fund,
AIM Basic Balanced Fund,
AIM Basic Value Fund,
AIM-Blue Chip Fund,
AIM Capital Development Fund,
AIM Charter Fund,
AIM Constellation Fund,
AIM Dent Demographic Trends Fund,
AIM Developing Markets Fund,
AIM Diversified Dividend Fund,
AIM Emerging Growth Fund,

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AIM European Growth Fund,
AIM European Small Company Fund,
AIM Floating Rate Fund,
AIM Global Aggressive Growth Fund,
AIM Global Equity Fund,
AIM Global Growth Fund,
AIM Global Health Care Fund,
AIM Global Value Fund,
AIM High Income Municipal Fund,
AIM High Yield Fund,
AIM Income Fund,
AIM Intermediate Government Fund,
AIM International Emerging Growth Fund,
AIM International Growth Fund,
AIM Large Cap Basic Value Fund,
AIM Large Cap Growth Fund,
AIM Libra Fund,
AIM Limited Maturity Treasury Fund,
AIM Mid Cap Basic Value Fund,
AIM Mid Cap Core Equity Fund,
AIM Mid Cap Growth Fund,
AIM Municipal Bond Fund,
AIM Opportunities I Fund,
AIM Opportunities II Fund,
AIM Opportunities III Fund,
AIM Premier Equity Fund,
AIM Real Estate Fund,
AIM Select Equity Fund,
AIM Short Term Bond Fund,
AIM Small Cap Equity Fund,
AIM Small Cap Growth Fund,
AIM Tax-Free Intermediate Fund,
AIM Total Return Bond Fund,
AIM Trimark Endeavor Fund,
AIM Trimark Fund,
AIM Trimark Small Companies Fund,
AIM Weingarten Fund,
INVESCO Advantage Health Sciences Fund,
INVESCO Core Equity Fund,
INVESCO Dynamics Fund,
INVESCO Energy Fund,
INVESCO Financial Services Fund,
INVESCO Gold & Precious Metals Fund, INVESCO
Health Sciences Fund,
INVESCO International Core Equity Fund, INVESCO
Leisure Fund,
INVESCO Mid-Cap Growth Fund,

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INVESCO Multi-Sector Fund,
INVESCO S&P 500 Index Fund,
INVESCO Small Company Growth Fund, INVESCO
Technology Fund,
INVESCO Total Return Fund,
INVESCO Utilities Fund
(collectively, the "AIM/INVESCO Funds"),

Nominal Defendants.

**CLASS ACTION COMPLAINT FOR EXCESSIVE FEES IN VIOLATION OF
SECTIONS 34(b), 36(b) AND 48(a) OF THE INVESTMENT COMPANY ACT
AND SECTIONS 206 AND 215 OF THE INVESTMENT ADVISERS ACT, AND FOR
BREACHES OF FIDUCIARY DUTY**

Plaintiff Richard Tim Boyce, by and through his counsel, alleges the following based upon the investigation of counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings, as well as other regulatory filings, reports, and advisories, press releases, media reports, news articles, academic literature, and academic studies. Plaintiff believes that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1.   Plaintiff brings this action as a class action on behalf of investors in mutual funds belonging to the AIM Management Group Inc. and INVESCO Funds Group, Inc. families of mutual funds, including AIM and INVESCO mutual funds (collectively, the "AIM/INVESCO Funds"), and derivatively on behalf of the AIM/INVESCO Funds, against the AIM/INVESCO Funds investment advisers, their corporate parents and the AIM/INVESCO Funds directors.

2.   This complaint alleges that the Investment Adviser Defendants (as defined herein) drew upon the assets of the AIM/INVESCO Funds to pay brokers to aggressively push AIM/INVESCO Funds over other funds, and that the Investment Adviser Defendants concealed such payments from investors by disguising them as brokerage commissions. Such brokerage commissions, though payable from fund assets, are not disclosed to investors in the AIM/INVESCO Funds public filings or elsewhere.

3.   Thus AIM/INVESCO Funds investors were induced to purchase AIM/INVESCO Funds by brokers who received undisclosed payments from the Investment Adviser Defendants to push AIM/INVESCO Funds over other mutual funds and who therefore had an undisclosed conflict of interest. Then, once invested in one or more of the AIM/INVESCO Funds, AIM/INVESCO Funds investors were charged and paid undisclosed fees that were improperly used to pay brokers to aggressively push AIM/INVESCO Funds to yet other brokerage clients.

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4.   The Investment Adviser Defendants were motivated to make these secret payments to finance the improper marketing of AIM/INVESCO Funds because their fees were calculated as a percentage of funds under management and, therefore, tended to increase as the number of AIM/INVESCO Funds investors grew. The Investment Adviser Defendants attempted to justify this conduct on the ground that by increasing the AIM/INVESCO Funds assets they were creating economies of scale that inured to the benefit of investors but, in truth and in fact, AIM/INVESCO Funds investors received none of the benefits of these purported economies of scale. Rather, fees and costs associated with the AIM/INVESCO Funds increased during the Class Period (as defined herein), in large part because the Investment Adviser Defendants continued to skim from the AIM/INVESCO Funds to finance their ongoing marketing campaign. The AIM/INVESCO Funds Directors, who purported to be AIM/INVESCO Funds investor watchdogs, knowingly or recklessly permitted this conduct to occur.

5.   By engaging in this conduct, the Investment Adviser Defendants, and the defendant entities that control them, breached their statutorily-defined fiduciary duties under Sections 36(a) and (b) of the Investment Company Act of 1940 (the "Investment Company Act") and Sections 206 of the Investment Advisers Act of 1940 (the "Investment Advisers Act"), breached their common law fiduciary duties, and knowingly aided and abetted the brokers in the breach of fiduciary duties to their clients. The Investment Adviser Defendants also violated Section 34(b) of the Investment Company Act because, to further their improper campaign, they made untrue statements of material fact in fund registration statements, and material omissions, with respect to the procedure for determining the amount of fees payable to the Investment Adviser Defendants and with respect to the improper uses to which the fees were put. Additionally, the AIM/INVESCO Funds Directors breached their common law fiduciary duties

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to the AIM/INVESCO Funds investors by knowingly or recklessly allowing the improper

conduct alleged herein to occur and harm AIM/INVESCO Funds investors.

6.   On January 28, 2004, the *Los Angeles Times* published an article about a Senate

committee hearing on mutual fund abuses which stated, in pertinent part, as follows:

> "The mutual fund industry is indeed the world's largest skimming
> operation," said Sen. Peter Fitzgerald (R-Ill.), chairman of the panel,
> comparing the scandal-plagued industry to "a $7-trillion trough" exploited
> by fund managers, brokers and other insiders.

JURISDICTION AND VENUE

7.   The claims asserted herein arise under and pursuant to Sections 34(b), 36(b) and

48(a) of the Investment Company Act, 15 U.S.C. §§80a-33(b), 80a-35(a) and (b) and 80a-47(a),

Sections 206 and 215 of the Investment Advisers Act, 15 U.S.C. §§80b-6 and 80b-15, and

common law.

8.   This Court has jurisdiction over the subject matter of this action pursuant to

Section 44 of the Investment Company Act, 15 U.S.C. §80a-43; Section 214 of the Investment

Advisers Act, 15 U.S.C. §80b-14; and 28 U.S.C. § 1391(b).

9.   Many of the acts charged herein, including the preparation and dissemination of

materially false and misleading information, occurred in substantial part in this District.

Defendants conducted other substantial business within this District and many Class members

reside within this District. Defendant INVESCO Funds Group, Inc. was at all relevant times,

and still is, headquartered in this District.

10.   In connection with the acts alleged in this complaint, defendants, directly or

indirectly, used the means and instrumentalities of interstate commerce, including, but not

limited to, the mails, interstate telephone communications, and the facilities of the national

securities markets.

PARTIES

11. Plaintiff Richard Tim Boyce purchased during the Class Period and continues to own shares or units of the AIM European Fund (f/k/a INVESCO European Fund) and INVESCO and has been damaged by the conduct alleged herein.

12. AMVESCAP PLC is one of the largest independent global investment managers in the world with more than $370.6 billion in assets under management. AMVESCAP PLC is the parent of Defendants, AIM Investment Services, Inc. and INVESCO Funds Group, Inc.

13. Defendant AIM Investment Services, Inc. ("AIM") represents investment management companies under the AIM and INVESCO brand names, with $148 billion in assets under management as of March 31, 2004. AIM is located at 11 Greenway Plaza, Suite 100, Houston, TX 77046.

14. Defendant INVESCO Funds Group, Inc. ("INVESCO") is an indirect wholly-owned subsidiary of AMVESCAP PLC located at 4350 S. Monaco Street, Denver, Colorado 80273 and was at all relevant times the investment advisor to the INVESCO Funds. INVESCO continues to serve as the investment advisor to INVESCO Variable Investment Funds, Inc. ("IVIF"). On November 25, 2003, AIM succeeded INVESCO as the investment advisor to the INVESCO Funds other than IVIF.

15. AIM Management Group Inc. ("AMG") is the parent company of AIM Advisors, Inc. AMG is located at 11 Greenway Plaza, Suite 100, Houston, TX 77046.

16. Defendant AIM Advisors, Inc. ("AIM Advisors") serves as investment advisor to the AIM/INVESCO Funds and many other mutual funds. During the fiscal year 2003, AIM Advisors, Inc. received compensation of .67% of average daily net assets. Together with its subsidiaries, AIM Advisors, Inc. manages or advises over 190 portfolios. AIM Advisors, Inc. is located at 11 Greenway Plaza, Suite 100, Houston, TX 77046.

17.   AIM, INVESCO, and AIM Advisors are referred to collectively herein as the "Investment Adviser Defendants."

18.   The Investment Adviser Defendants are registered as investment advisers under the Investment Advisers Act. Fees payable to the Investment Adviser Defendants are calculated as a percentage of fund assets under management. The Investment Adviser Defendants had ultimate responsibility for overseeing the day-to-day management of the AIM/INVESCO Funds.

19.   Defendants Robert H. Graham ("Graham"), Mark H. Williamson ("Williamson"), Frank S. Bayley ("Bayley"), Bruce L. Crockett ("Crockett"), Albert R. Dowden ("Dowden"), Edward K. Dunn, Jr. ("Dunn"), Jack M. Fields ("Fields"), Carl Frischling ("Frischling"), Prema Mathai-Davis ("Mathai-Davis"), Lewis F. Pennock ("Pennock"), Ruth H. Quigley ("Quigley"), and Louis S. Sklar ("Sklar") were trustees or officers/directors of the AIM/INVESCO Funds, including the AIM Basic Value Fund, and the INVESCO Technology Fund to the extent indicated below, during the Class Period. All of the trustees and officers/directors are located at 11 Greenway Plaza, Suite 100, Houston, TX 77046. Additionally:

(a)   Graham was a director and/or trustee and Chairman of AMG during the Class Period. Graham is an interested person of the Trust because he is a Director of AMVESCAP PLC, parent of the advisor of the Trust.

(b)   Williamson was a director and/or trustee, President and Chief Executive Officer of AMG during the Class Period. Williamson was also CEO of INVESCO and IDI during the Class Period. Williamson is an interested person of the Trust because he is an officer and director of the advisor of the AIM Basic Value Fund and the INVESCO Technology Fund.

(c)   Bayley was a director and/or trustee during the Class Period. Bayley received compensation totaling $150,000 for the year ended December 31, 2002.

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(d)   Crockett was a director and/or trustee during the Class Period. Crockett received compensation totaling $149,000 for the year ended December 31, 2002.

(e)   Dowden was a director and/or trustee during the Class Period. Dowden received compensation totaling $150,000 for the year ended December 31, 2002.

(f)   Dunn was a director and/or trustee during the Class Period. Dunn received compensation totaling $149,000 for the year ended December 31, 2002.

(g)   Fields was a director and/or trustee during the Class Period. Fields received compensation totaling $153,000 for the year ended December 31, 2002.

(h)   Frischling was a director and/or trustee during the Class Period. Frischling received compensation totaling $150,000 for the year ended December 31, 2002.

(i)   Mathai-Davis was a director and/or trustee during the Class Period. Mathai-Davis received compensation totaling $150,000 for the year ended December 31, 2002.

(j)   Pennock was a director and/or trustee during the Class Period. Pennock received compensation totaling $154,000 for the year ended December 31, 2002.

(k)   Quigley was a director and/or trustee during the Class Period. Quigley received compensation totaling $153,000 for the year ended December 31, 2002.

(l)   Sklar was a director and/or trustee during the Class Period. Sklar received compensation totaling $153,000 for the year ended December 31, 2002.

20.   Defendants John Does 1-100 were AIM/INVESCO trustees and/or directors during the Class Period, and any other wrongdoers later discovered, whose identities have yet to be ascertained and which will be determined during the course of Plaintiff's counsel's ongoing investigation.

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21.	Graham, Williamson, Bayley, Crockett, Dowden, Dunn, Fields, Frischling, Mathai-Davis, Pennock, Quigley, and Sklar, and John Does 1-100 are referred to collectively herein as the "Director Defendants."

22.	Nominal defendants the AIM/INVESCO Funds, as identified in the caption of this complaint and on the list annexed hereto as Exhibit A, are open-ended management companies consisting of the capital invested by mutual fund shareholders, each having a board of Directors charged with representing the interests of the shareholders in one or a series of the funds. The AIM/INVESCO Funds are named as nominal defendants to the extent that they may be deemed necessary and indispensable parties pursuant to Rule 19 of the Federal Rules of Civil Procedure and to the extent necessary to ensure the availability of adequate remedies.

RELATED NON-PARTIES

23.	AIM Distributors, Inc., a private subsidiary of AIM Management Group Inc. and a broker-dealer registered with the Securities and Exchange Commission, serves as the principal underwriter of each Class of the AIM/INVESCO Funds. AIM Distributors, Inc. is located at 11 Greenway Plaza, Suite 800, Houston, Texas 77046.

24.	INVESCO Distributors, Inc. ("IDI") is a wholly-owned subsidiary of INVESCO which is located at 4350 South Monaco Street, Denver Colorado. IDI is a broker-dealer registered with the Securities and Exchange Commission and serves as the principal underwriter of each Class of the 47 INVESCO Funds. IDI is located at 4350 South Monaco Street, Denver, Colorado 80237.

PLAINTIFF'S CLASS ACTION ALLEGATIONS

26.	Plaintiff brings certain of these claims as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of two sub-classes: (1) Plaintiff Boyce brings an action on behalf of all persons or entities who purchased, redeemed or held shares or like

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interests in any of the AIM Funds between May 10, 1999 and November 17, 2003, inclusive, and who were damaged thereby (the "AIM Class"); and (2) on behalf of all persons or entities who purchased, redeemed or held shares or like interests in any of the INVESCO Funds between May 10, 1999 and November 17, 2003, inclusive, and who were damaged thereby (the "INVESCO Class"). Excluded from each Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

27.   The members of each Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are many thousands of members in each proposed Class. Record owners and other members of each Class may be identified from records maintained by INVESCO and AMG and the Investment Adviser Defendants and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

28.   Plaintiff's claims are typical of the claims of the members of each Class as all members of each Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

29.   Plaintiff will fairly and adequately protect the interests of the members of each Class and have retained counsel competent and experienced in class and securities litigation.

30.   Common questions of law and fact exist as to all members of each Class and predominate over any questions solely affecting individual members of each Class. Among the questions of law and fact common to each Class are:

        (a)   whether the Investment Company Act was violated by defendants' acts as alleged herein;

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(b)   whether the Investment Advisers Act was violated by defendants' acts as alleged herein;

(c)   whether the Investment Adviser Defendants breached their common law fiduciary duties and/or knowingly aided and abetted common law breaches of fiduciary duties;

(d)   whether statements made by defendants to the investing public during the Class Period misrepresented or omitted to disclose material facts about the business, operations and financial statements of the AIM/INVESCO Funds; and

(e)   to what extent the members of each Class have sustained damages and the proper measure of damages.

31.   A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of each Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

The Director Defendants Breached Their
Fiduciary Duties To AIM/INVESCO Funds Investors

AIM FUNDS

32.   AMG public filings state that the board of directors for each AIM trust is responsible for the management and supervision of each portfolio, or fund, comprising the Trust. In this regard, the most recent Statement of Additional Information for funds offered by the AIM Growth Series (the "AIM Statement of Additional Information"), which includes the AIM Basic Value Fund, which is available to the investor upon request is typical of the Statements of

12

Additional Information available for other AIM/INVESCO Funds. It states that "The Board of Trustees approves all significant agreements between the Trust, on behalf of one or more of the Funds, and persons or companies furnishing services to the Funds. The day-to-day operations of each Fund are delegated to the officers of the Trust and to AIM, subject always to the objective(s), restrictions and policies of the applicable Fund and to the general supervision of the Board of Trustees."

33.   Moreover, the AIM Statement of Additional Information for AIM Growth Series dated May 1, 2003 stated, with respect to the duties of the Directors, as follows:

> The advisory agreement with AIM was re-approved for each Fund by the Trust's Board ... In evaluating the fairness and reasonableness of the advisory agreement, the *Board of Trustees considered a variety of factors for each Fund*, including: *the requirements of each Fund for investment supervisory and administrative services; the quality of AIM's services, including a review of each Fund's investment performance and AIM's investment personnel; the size of the fees in relationship to the extent and quality of the investment advisory services rendered; fees charged to AIM's other clients; fees charged by competitive investment advisors; the size of the fees in light of services provided other than investment advisory services*; the expenses borne by each Fund as a percentage of its assets and relationship to contractual limitations; any fee waivers (or payments of Fund expenses) by AIM; AIM's profitability; the benefits received by AIM from its relationship to each Fund, including soft dollar arrangements, and the extent to which each Fund shares in those benefits; the organizational capabilities and financial condition of AIM and conditions and trends prevailing in the economy, the securities markets and the mutual fund industry; and the historical relationship between each Fund and AIM.

[Emphasis added.]

34.   The Statement of Additional Information also sets forth in greater detail the purported process by which the investment managers are selected:

> As investment advisor, AIM supervises all aspects of the Funds' operations and provides investment advisory services to the Funds. AIM obtains and evaluates economic, statistical and

13

financial information to formulate and implement investment programs for the Funds.

AIM is also responsible for furnishing to the Funds, at AIM's expense, the services of persons believed to be competent to perform all supervisory and administrative services required by the Funds, in the judgment of the trustees, to conduct their respective businesses effectively, as well as the offices, equipment and other facilities necessary for their operations. Such functions include the maintenance of each Fund's accounts and records, and the preparation of all requisite corporate documents such as tax returns and reports to the SEC and shareholders.

The Master Investment Advisory Agreement provides that the Fund will pay or cause to be paid all expenses of such Fund not assumed by AIM, including, without limitation: brokerage commissions, taxes, legal, auditing or governmental fees, the cost of preparing share certificates, custodian, transfer and shareholder service agent costs, expenses of issue, sale, redemption, and repurchase of shares, expenses of registering and qualifying shares for sale, expenses relating to trustee and shareholder meetings, the cost of preparing and distributing reports and notices to shareholders, the fees and other expenses incurred by the Trust on behalf of each Fund in connection with membership in investment company organizations, and the cost of printing copies of prospectuses and statements of additional information distributed to the Funds' shareholders.

*   *   *

The Administrative Services Agreement provides that it will remain in effect and continue from year to year *only if such continuance is specifically approved at least annually by the Trust's Board of Trustees,* including the independent trustees, by votes cast in person at a meeting called for such purpose. Under the Administrative Services Agreement, AIM is entitled to receive from the Funds reimbursement of its costs or such reasonable compensation as may be approved by the Board of Trustees. Currently, AIM is reimbursed for the services of the Trust's principal financial officer and her staff, and any expenses related to fund accounting services.

[Emphasis added.]

INVESCO Funds

35.   INVESCO public filings state that the board of directors for each INVESCO trust

is responsible for the management and supervision of each portfolio, or fund, comprising the

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Trust. In this regard, the most recent Statement of Additional Information for funds offered by

the INVESCO Sector Funds (now the AIM Sector Funds Series) (the "INVESCO Statement of

Additional Information"), which includes the INVESCO Technology Fund, which is available to

the investor upon request is typical of the Statements of Additional Information available for

other AIM/INVESCO Funds. It states that "The overall direction and supervision of the

Company come from the board of directors. The board of directors is responsible for making

sure that the Funds' general investment policies and programs are carried out and that the Funds

are properly administered."

36.   Moreover, the INVESCO Statement of Additional Information for INVESCO

Sector Series dated August 1, 2002 stated, with respect to the duties of the Directors, as follows:

> The advisory agreement with AIM was re-approved for each Fund
> by the Trust's Board ... *In approving the Advisory Agreement, the*
> *board primarily considered, with respect to each Fund, the*
> *nature, quality, and extent of the services provided under the*
> *Agreement and the overall fairness of the Agreement.* The board
> requested and evaluated information from INVESCO that
> addressed specific factors designed to assist in the board's
> consideration of these issues.

[Emphasis added.]

37.   The Statement of Additional Information also sets forth in greater detail the

purported process by which the investment managers are selected:

> With respect to the nature and quality of the services provided, the
> board reviewed, among other things (1) the overall performance
> results of the Funds in comparison to relevant indices, (2) a
> summary for each Fund of the performance of a peer group of
> investment companies pursuing broadly similar strategies
> prepared by an independent data service, and (3) the degree of risk
> undertaken by INVESCO as reflected by a risk/return
> summary, also prepared by the independent data service. The
> board considered INVESCO's resources and responsiveness
> with respect to Funds that have experienced performance
> difficulties and discussed the efforts being made to improve the
> performance records of such Funds. *The board also considered*

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the advantages to each Fund of having an advisor that is associated with a global investment management organization. In connection with its review of the quality of the execution of the Funds' trades, the board considered INVESCO's use in fund transactions of brokers or dealers that provided research and other services to INVESCO or its affiliates, and the benefits derived from such services to the Funds and to INVESCO. The board also considered the quality of the shareholder and administrative services provided by INVESCO, as well as the firm's positive compliance history.

With respect to the overall fairness of the Agreement, *the board primarily considered the fairness of fee arrangements and the profitability and any fall-out benefits of INVESCO and its affiliates from their association with the Funds.* The board reviewed information from an independent data service about the rates of compensation paid to investment advisors and overall expense ratios, for funds comparable in size, character, and investment strategy to the Funds. In concluding that the benefits accruing to INVESCO and its affiliates by virtue of their relationships with the Funds were reasonable in comparison with the costs of providing investment advisory services and the benefits accruing to each Fund, the board reviewed specific data as to INVESCO's profit or loss on each Fund, and carefully examined INVESCO's cost allocation methodology. In this connection, the board requested that the Funds' independent auditors review INVESCO's methodology for appropriateness. *The board concluded that approval of the Agreement was in the best interest of the Funds' shareholders.* These matters were considered by the Independent Directors working with experienced 1940 Act counsel that is independent of INVESCO.

[Emphasis added.]

38.   The Investment Company Institute ("ICI"), of which AMG and INVESCO are members, recently described the duties of mutual fund boards as follows:

More than 77 million Americans have chosen mutual funds to gain convenient access to a professionally managed and diversified portfolio of investments.

Investors receive many other benefits by investing in mutual funds, including strong legal protections and full disclosure. In addition, shareholders gain an extra layer of protection because each mutual fund has a board of directors looking out for shareholders' interests.

> *Unlike the directors of other corporations, mutual fund directors are responsible for protecting consumers, in this case, the funds' investors. The unique "watchdog" role, which does not exist in any other type of company in America, provides investors with the confidence of knowing the directors oversee the advisers who manage and service their investments.*
>
> *In particular, under the Investment Company Act of 1940, the board of directors of a mutual fund is charged with looking after how the fund operates and overseeing matters where the interests of the fund and its shareholders differ from the interests of its investment adviser or management company.*

[Emphasis added.][1]

39.   In truth and in fact, INVESCO and AMG's boards of directors, *i.e.* the Director Defendants, were captive to and controlled by INVESCO and AMG respectively and the Investment Adviser Defendants, who induced the Director Defendants to breach their statutory and fiduciary duties to manage and supervise the AIM/INVESCO Funds, approve all significant agreements and otherwise take reasonable steps to prevent the Investment Adviser Defendants from skimming AIM/INVESCO Funds assets. In many cases, key AIM/INVESCO Funds Directors were employees or former employees of the Investment Adviser Defendants and were beholden for their positions, not to AIM/INVESCO Fund investors, but, rather, to the Investment Adviser Defendants they were supposed to oversee. The Director Defendants served for indefinite terms at the pleasure of the Investment Adviser Defendants and formed purportedly independent committees, charged with responsibility for billions of dollars of fund assets (comprised largely of investors' college and retirement savings).

---

[1]   The ICI describes itself as the national association of the U.S. investment company industry. Founded in 1940, its membership includes approximately 8,601 mutual funds, 604 closed-end funds, 110 exchange-traded funds, and six sponsors of unit investment trusts. Its mutual fund members have 86.6 million individual shareholders and manage approximately $7.2 trillion in investor assets. The quotation above is excerpted from a paper entitled *Understanding the Role of Mutual Fund Directors*, available on the ICI's website at http://www.ici.org/issues/dir/bro_mf_directors.pdf.

40.   To ensure that the Directors toed the line, the Investment Adviser Defendants

often recruited key fund Directors from the ranks of investment adviser companies and paid them

excessive salaries for their service as Directors. For example, Graham, the Chairman and

director of AMG is also the director and/or trustee of various registered investment companies in

the AIM Fund complex, including, the AIM Basic Value Fund.

41.   In exchange for creating and managing the AIM/INVESCO Funds, including the

AIM Basic Value Fund and INVESCO Technology Fund, the Investment Adviser Defendants

charged the AIM/INVESCO Funds a variety of fees, each of which was calculated as a

percentage of assets under management. Hence, the more money invested in the funds, the

greater the fees paid to INVESCO and AMG. In theory, the fees charged to fund investors are

negotiated at arm's-length between the fund board and the investment management company and

must be approved by the independent members of the board. However, as a result of the

Director Defendants' dependence on the investment management company, and its failure to

properly manage the investment advisers, millions of dollars in AIM/INVESCO Funds assets

were transferred through fees payable from AIM/INVESCO Funds assets to the Investment

Adviser Defendants that were of no benefit to fund investors.

42.   As a result of these practices, the mutual fund industry was enormously profitable

for INVESCO and AMG. In this regard, another *Forbes* article, published on September 15,

2003, stated as follows:

> The average net profit margin at publicly held mutual fund firms was
> 18.8% last year, blowing away the 14.9% margin for the financial industry
> overall . . . . [f]or the most part, customers do not enjoy the benefits of the
> economies of scale created by having larger funds. *Indeed, once a fund
> reaches a certain critical mass, the directors know that there is no
> discernible benefit from having the fund become bigger by drawing in
> more investors; in fact, they know the opposite to be true - once a fund
> becomes too large it loses the ability to trade in and out of positions
> without hurting its investors.* [. . .]

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The [mutual fund] business grew 71-fold (20 fold in real terms) in the two decades through 1999, yet costs as a percentage of assets somehow managed to go up 29%. . . . Fund vendors have a way of stacking their boards with rubber stamps. As famed investor Warren Buffett opines in Berkshire Hathaway's 2002 annual report: 'Tens of thousands of "independent" directors, over more than six decades, have failed miserably.' A genuinely independent board would occasionally fire an incompetent or overcharging fund advisor. That happens just about never." [Emphasis added.]

43.   Plaintiff and other members of each Class never knew, nor could they have

known, from reading the fund prospectuses or otherwise, of the extent to which the Investment

Adviser Defendants were using so-called 12b-1 fees, directed brokerage (as defined below) and

commissions to improperly siphon assets from the funds.

The Investment Adviser Defendants Used
Rule 12b-1 Marketing Fees For Improper Purposes

44.   Rule 12b-1, promulgated by the SEC pursuant to the Investment Company Act,

prohibits mutual funds from directly or indirectly distributing or marketing their own shares

unless certain enumerated conditions set forth in Rule 12b-1 are met. The Rule 12b-1 conditions

require that payments for marketing must be made pursuant to a written plan "describing all

material aspects of the proposed financing of distribution;" all agreements with any person

relating to implementation of the plan must be in writing; the plan must be approved by a vote of

the majority of the board of directors; and the board of directors must review, at least quarterly,

"a written report of the amounts so expended and the purposes for which such expenditures were

made." Additionally, the directors "have a duty to request and evaluate, and any person who is a

party to any agreement with such company relating to such plan shall have a duty to furnish,

such information as may reasonably be necessary to an informed determination of whether the

plan should be implemented or continued." The directors may continue the plan "only if the

board of directors who vote to approve such implementation or continuation conclude, in the

19

exercise of reasonable business judgment, and in light of their fiduciary duties under state law and section 36(a) and (b) [15 U.S.C. 80a-35(a) and (b)] of the Act that *there is a reasonable likelihood that the plan will benefit the company and its shareholders.*" [Emphasis added.]

45.   The exceptions to the Section 12b prohibition on mutual fund marketing were enacted in 1980 under the theory that the marketing of mutual funds, all things being equal, should be encouraged because increased investment in mutual funds would presumably result in economies of scale, the benefits of which would be shifted from fund managers to investors. During the Class Period, the Director Defendants authorized, and the Investment Adviser Defendants collected, millions of dollars in purported Rule 12b-1 marketing and distribution fees.

46.   However, the purported Rule 12b-1 fees charged to AIM/INVESCO Funds investors were highly improper because the conditions of Rule 12b-1 were not met. There was no "reasonable likelihood" that the plan would benefit the company and its shareholders. On the contrary, as the funds were marketed and the number of fund investors increased, the economies of scale thereby created, if any, were not passed on to AIM/INVESCO Funds investors. Rather, AIM/INVESCO Funds management and other fees increased and this was a red flag that the Director Defendants knowingly or recklessly disregarded. If anything, the AIM/INVESCO Funds marketing efforts were creating diminished marginal returns under circumstances where increased fund size correlated with reduced liquidity and fund performance. If the Director Defendants reviewed written reports of the amounts expended pursuant to the AIM/INVESCO Funds Rule 12b-1 Plan, and the information pertaining to agreements entered into pursuant to the Rule 12b-1 Plan, on a quarterly basis as required — which seems highly unlikely under the circumstances set forth herein — the Director Defendants either knowingly or recklessly failed to terminate the plans and the payments made pursuant to the Rule 12b-1 Plan, even though such

payments not only harmed existing AIM/INVESCO Funds shareholders, but also were improperly used to induce brokers to breach their duties of loyalty to their prospective AIM/INVESCO Funds investors.

47.   Moreover, at least four of the AIM Funds and eleven of the INVESCO Funds were closed to new investors ("the Closed Funds") and, consequently, the so-called 12b-1 fees could not possibly have been used to market and distribute them. Nevertheless, the Investment Adviser Defendants received Rule 12b-1 fees charged to the Closed Funds. The Closed Funds that charged such Rule 12b-1 fees are: AIM Limited Maturity Treasury Fund Class A, AIM Small Cap Growth Fund Class A, Class B and Class C, INVESCO Core Equity Fund, INVESCO Dynamics Fund, INVESCO Energy Fund, INVESCO Financial Services Fund, INVESCO Gold & Precious Metals Fund, INVESCO Health Science Fund, INVESCO Leisure Fund, INVESCO S&P 500 Index Fund, INVESCO Technology Fund, INVESCO Total Return Fund and INVESCO Utilities Fund.

48.   As set forth below, in violation of Rule 12b-1 and Section 28(e) of the Securities Exchange Act, defendants made additional undisclosed payments to brokers, in the form of excessive commissions, that were not disclosed or authorized by the AIM/INVESCO Funds Rule 12b-1 plan.

The Investment Adviser Defendants Charged Their Overhead To AIM/INVESCO Funds Investors And Secretly Paid Excessive Commissions To Brokers To Steer Clients To AIM/INVESCO Funds

49.   Investment advisers routinely pay broker commissions on the purchase and sale of fund securities, and such commissions may, under certain circumstances, properly be used to purchase certain other services from brokers as well. Specifically, the Section 28(e) "safe harbor" provision of the Securities Exchange Act carves out an exception to the rule that requires

investment management companies to obtain the best possible execution price for their trades. Section 28(e) provides that fund managers shall not be deemed to have breached their fiduciary duties "solely by reason of [their] having caused the account to pay a . . . broker . . . in excess of the amount of commission another . . . broker . . . would have charged for effecting the transaction, if such person determined *in good faith* that the amount of the commission is reasonable in relation to the value of the brokerage and research services provided." 15 U.S.C. §28(e) [Emphasis added.] In other words, funds are allowed to include in "commissions" payment for not only purchase and sales execution, but also for specified services, which the SEC has defined to include, "any service that provides lawful and appropriate assistance to the money manager in the performance of his investment decision-making responsibilities." The commission amounts charged by brokerages to investment advisers in excess of the purchase and sale charges are known within the industry as "Soft Dollars."

50.   The Investment Adviser Defendants went far beyond what is permitted by the Section 28(e) safe harbor. The Investment Adviser Defendants used Soft Dollars to pay overhead costs (for items such as computer hardware and software) thus charging AIM/INVESCO Funds investors for costs not covered by the Section 28(e) safe harbor and that, consistent with the investment advisers' fiduciary duties, properly should have been borne by the Investment Adviser Defendants. The Investment Adviser Defendants also paid excessive commissions to broker dealers on top of any real Soft Dollars to steer their clients to AIM/INVESCO Funds and directed brokerage business to firms that favored AIM/INVESCO Funds. Such payments and directed-brokerage payments were used to fund sales contests and other undisclosed financial incentives to push AIM/INVESCO Funds. These incentives created an undisclosed conflict of interest and caused brokers to steer clients to AIM/INVESCO Funds regardless of the funds' investment quality relative to other investment alternatives and to

22

thereby breach their duties of loyalty. By paying the excessive brokerage commissions, the

Investment Adviser Defendants additionally violated Section 12 of the Investment Company Act,

because such payments were not made pursuant to a valid Rule 12b-1 plan.

51. The excessive commissions did not fund any services that benefited the

AIM/INVESCO Funds shareholders. This practice materially harmed Plaintiff and other

members of each Class from whom the Soft Dollars and excessive commissions were taken.

52. Additionally, on information and belief, INVESCO and AMG, similar to other

members of the industry, have a practice of charging lower management fees to institutional

clients than to ordinary mutual fund investors through their mutual fund holdings. This

discriminatory treatment cannot be justified by any additional services to the ordinary investor

and is a further breach of fiduciary duties.

THE NOVEMBER 17, 2003 ANNOUNCEMENT

53. On November 17, 2003, these practices began to come to light when the SEC

issued a press release (the "November 17 SEC Release") in which it announced a $50 million

settlement of an enforcement action against Morgan Stanley Dean Witter relating to improper

mutual fund sales practices. The AIM Funds were subsequently identified as one of the mutual

fund families that Morgan Stanley brokers were paid to push. In this regard, the release

announced:

> the institution and simultaneous settlement of an enforcement
> action against Morgan Stanley DW Inc. (Morgan Stanley) for
> failing to provide customers important information relating to their
> purchases of mutual fund shares. As part of the settlement, Morgan
> Stanley will pay $50 million in disgorgement and penalties, all of
> which will be placed in a Fair Fund for distribution to certain
> Morgan Stanley customers.
>
> *Stemming from the SEC's ongoing industry-wide investigation of
> mutual fund sales practices, this inquiry uncovered two distinct,
> firm-wide disclosure failures by Morgan Stanley. The first relates*

23

to Morgan Stanley's "Partners Program" and its predecessor, in which a select group of mutual fund complexes paid Morgan Stanley substantial fees for preferred marketing of their funds. To incentivize its sales force to recommend the purchase of shares in these "preferred" funds, Morgan Stanley paid increased compensation to individual registered representatives and branch managers on sales of those funds' shares. The fund complexes paid these fees in cash or in the form of portfolio brokerage commissions. [. . .]

Id. [Emphasis added.]

54. The November 17 SEC release further stated:

The Commission's Order finds that this conduct violated Section 17(a)(2) of the Securities Act of 1933 and Rule 10b-10 under the Securities Exchange Act of 1934. Section 17(a)(2) prohibits the making of materially misleading statements or omissions in the offer and sale of securities. Rule 10b-10 requires broker dealers to disclose the source and amount of any remuneration received from third parties in connection with a securities transaction. The Order also finds that the conduct violated NASD Rule 2830(k), which prohibits NASD members from favoring the sale of mutual fund shares based on the receipt of brokerage commissions.

Stephen M. Cutler, Director of the Commission's Division of Enforcement, said: "Unbeknownst to Morgan Stanley's customers, Morgan Stanley received monetary incentives -- in the form of "shelf space" payments -- to sell particular mutual funds to its customers. When customers purchase mutual funds, they should understand the nature and extent of any conflicts of interest that may affect the transaction."

Morgan Stanley has agreed to settle this matter, without admitting or denying the findings in the Commission's Order. As part of the settlement, Morgan Stanley will pay $25 million in disgorgement and prejudgment interest. In addition, Morgan Stanley will pay civil penalties totaling $25 million. [...]

In addition, Morgan Stanley has undertaken to, among other things, (1) place on its website disclosures regarding the Partners Program; (2) provide customers with a disclosure document that will disclose, among other things, specific information concerning the Partners Program, and the differences in fees and expenses connected with the purchase of different mutual fund share classes.

Finally, the Commission's Order censures Morgan Stanley and orders it to cease-and-desist from committing or causing any violations of Section 17(a)(2) of the Securities Act of 1933 and Rule 10b-10 under the Securities Exchange Act of 1934.

* * *

The NASD also announced today a settled action against Morgan Stanley for violations of NASD Rule 2830(k) arising from the Partners Program and its predecessor.

Id.

55.   On November 18, 2003, *The Washington Post* published an article entitled

"Morgan Stanley Settles With SEC, NASD." The article states in relevant part:

> *Investors who brought mutual funds from Morgan Stanley, the nation's second-largest securities firm, didn't know that the company was taking secret payments from some fund companies to promote their products,* according to allegations that resulted in a $50 million settlement agreement yesterday with the Securities and Exchange Commission.
>
> In many cases, those same investors were actually footing the bill, indirectly, for the slanted recommendations, the SEC said. Some of the 16 fund companies whose products were pushed by Morgan brokers paid for the marketing help by letting Morgan handle some of their stock and bond trading. *The millions of dollars in commissions earned by Morgan on that trading came out of mutual fund share owners' profits,* according to the SEC.
>
> * * *
>
> *Morgan said yesterday that companies in its "Partners Program" included AIM Management Group Inc., ...*
>
> * * *
>
> Yesterday's settlement "goes to show that the mutual fund managers as well as broker dealers have too often viewed mutual fund shareholders as sheep to be sheared," said Sen. Peter Fitzgerald (R-Ill.), who is investigating the industry. "Congress has to figure out the variety of ways people are being sheared so that we can stop it."

Id. [Emphasis added.]

25

56.   On November 24, 2003, the *Chicago Sun-Times* published an article entitled "Investor 'bill of rights' doesn't go far enough." The article states, "Morgan Stanley's bill of rights reveals the company receives special payments from 16 funds groups... Such payments provide these firms with "greater access" to Morgan Stanley's brokers, with all the fishiness that implies."

57.   On January 14, 2003, *The Wall Street Journal* published an article under the headline, "SEC Readies Cases On Mutual Funds' Deals With Brokers." Citing "a person familiar with the investigation," the article notes that the SEC is "close to filing its first charges against mutual fund companies related to arrangements that direct trading commissions to brokerage firms that favor those fund companies' products." The article stated in pertinent part as follows:

> *The SEC has been probing the business arrangements between fund companies and brokerage firms since last spring.* It held a news conference yesterday to announce *it has found widespredd evidence that brokerage firms steered investors to certain mutual funds because of payments they received from fund companies or their investment advisers as part of sales agreements.*
>
> Officials said the agency has opened investigations into eight brokerage firms and a dozen mutual funds that engaged in a longstanding practice known as "revenue sharing." Agency officials said they expect that number to grow as its probe expands. They declined to name either the funds or the brokerage firms.
>
> The SEC said payments varied between 0.05% and 0.04% of sales and up to 0.25% of assets that remained invested in the fund. [. . .]
>
> *People familiar with the investigation say regulators are looking into examples of conflict of interest when fund companies use shareholder money to cover costs of sales agreements instead of paying the sales costs themselves out of the firm's own pockets. The boards of funds, too, could be subject to scrutiny for allowing shareholders' commission dollars to be used for these sales agreements. In other cases, the SEC is probing whether funds violated policies that would require costs associated with marketing a fund to be included in a fund's so-called 12b-1 plan.*

26

Id. [Emphasis added.]

The Prospectuses Were Materially False And Misleading

58.   Plaintiff and other members of each Class were entitled to, and did receive, one or more of the prospectuses (the "Prospectuses"), pursuant to which the AIM/INVESCO Funds shares were offered, each of which contained substantially the same materially false and misleading statements and omissions regarding 12b-1 fees, commissions and Soft Dollars.

AIM Funds

59.   As stated above, the AIM Statement of Additional Information, referred to in certain of AMG's prospectuses and available to the investor upon request, stated as follows with respect to Soft Dollars:

> In evaluating the fairness and reasonableness of the advisory agreement, the ***Board of Trustees considered a variety of factors for each Fund***, including: the requirements of each Fund for investment supervisory and administrative services; the quality of AIM's services, including a review of each Fund's investment performance and AIM's investment personnel; the size of the fees in relationship to the extent and quality of the investment advisory services rendered; fees charged to AIM's other clients; fees charged by competitive investment advisors; the size of the fees in light of services provided other than investment advisory services; ***the expenses borne by each Fund as a percentage of its assets and relationship to contractual limitations; any fee waivers (or payments of Fund expenses) by AIM; AIM's profitability; the benefits received by AIM from its relationship to each Fund, including soft dollar arrangements, and the extent to which each Fund shares in those benefits***; the organizational capabilities and financial condition of AIM and conditions and trends prevailing in the economy, the securities markets and the mutual fund industry; and the historical relationship between each Fund and AIM.
>
> *   *   *
>
> *...[I]n recognition of research services provided to it, a Fund may pay a broker higher commissions than those available from another broker.*

(f)   that defendants improperly used Soft Dollars and excessive commissions, paid from AIM/INVESCO Funds assets, to pay for overhead expenses the cost of which should have been borne by AMG and not AIM/INVESCO Funds investors; and

(g)   that the Director Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, that the Director Defendants failed to monitor and supervise the Investment Adviser Defendants and that, as a consequence, the Investment Adviser Defendants were able to systematically skim millions and millions of dollars from the AIM/INVESCO Funds.

65.   By reason of the conduct described above, the Investment Adviser Defendants violated Section 34(b) of the Investment Company Act.

66.   As a direct, proximate and foreseeable result of the Investment Adviser Defendants' violation of Section 34(b) of the Investment Company Act, AIM/INVESCO Funds investors have incurred damages.

67.   Plaintiff and each Class have been specially injured by Defendants' violations of Section 34(b) of the Investment Company Act. Such injuries were suffered directly by the shareholders, rather than by the AIM/INVESCO Funds themselves.

68.   The Investment Adviser Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal such adverse material information.

COUNT II

Against The Investment Adviser Defendants Pursuant
To Section 36(b) Of The Investment Company Act
Derivatively On Behalf Of The AIM/INVESCO Funds

69.   Plaintiff repeats and realleges each and every allegation contained above and otherwise incorporate the allegations contained above.

70.   This Count is brought by each Class (as AIM/INVESCO Funds securities holders) on behalf of the AIM/INVESCO Funds against the Investment Adviser Defendants for breach of their fiduciary duties as defined by Section 36(b) of the Investment Company Act.

71.   The Investment Adviser Defendants had a fiduciary duty to the AIM/INVESCO Funds and each Class with respect to the receipt of compensation for services and of payments of a material nature made by and to the Investment Adviser Defendants.

72.   The Investment Adviser Defendants violated Section 36(b) by improperly charging investors in the AIM/INVESCO Funds purported Rule 12b-1 marketing fees, and by drawing on AIM/INVESCO Funds assets to make undisclosed payments of Soft Dollars and excessive commissions, as defined herein, in violation of Rule 12b-1.

73.   By reason of the conduct described above, the Investment Adviser Defendants violated Section 36(b) of the Investment Company Act.

74.   As a direct, proximate and foreseeable result of the Investment Adviser Defendants' breach of the fiduciary duty of loyalty in their role as investment advisers to AIM/INVESCO Funds investors, AIM/INVESCO Funds and each Class have incurred millions of dollars in damages.

75.   Plaintiff, in this count, seeks to recover the Rule 12b-1 fees, Soft Dollars, excessive commissions and the management fees charged the AIM/INVESCO Funds by the Investment Adviser Defendants.

COUNT III

Against AMG and INVESCO(As Control Persons Of AIM/INVESCO Funds) And The Director Defendants (As Control Persons Of The Investment Adviser Defendants) For Violation Of Section 48(a) Of The Investment Company Act By Each Class And Derivatively On Behalf Of The AIM/INVESCO Funds

76.   Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

77.   This Count is brought pursuant to Section 48(a) of the Investment Company Act against INVESCO and AMG, as control person of AIM/INVESCO Funds, and the Director Defendants as Control Persons of the Investment Adviser Defendants who caused the Investment Adviser Defendants to commit the violations of the Investment Company Act alleged herein. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the misconduct complained of herein are the collective actions of INVESCO and AMG and the Director Defendants.

78.   The Investment Adviser Defendants are liable under Sections 34(b) of the Investment Company Act to each Class and under 36(b) of the Investment Company Act to the AIM/INVESCO Funds as set forth herein.

79.   INVESCO, AMG and the Director Defendants were "control persons" of the Investment Adviser Defendants and caused the violations complained of herein. By virtue of their positions of operational control and/or authority over the Investment Adviser Defendants, AMG and the Director Defendants directly and indirectly, had the power and authority, and exercised the same, to cause the Investment Adviser Defendants to engage in the wrongful conduct complained of herein.

80.   Pursuant to Section 48(a) of the Investment Company Act, by reason of the foregoing, INVESCO, AMG and the Director Defendants are liable to Plaintiffs to the same

35

extent as are the Investment Adviser Defendants for their primary violations of Sections 34(b)

and 36(b) of the Investment Company Act.

81.   By virtue of the foregoing, Plaintiff and other Class members are entitled to

damages against INVESCO, AMG and the Director Defendants.

COUNT IV

Against The Investment Adviser Defendants Under Section 215 Of The Investment Advisers Act For Violations Of Section 206 Of The Investment Advisers Act Derivatively On Behalf Of The AIM/INVESCO Funds

82.   Plaintiff repeats and realleges each and every allegation contained above as if

fully set forth herein.

83.   This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C.

§80b-15.

84.   The Investment Adviser Defendants served as "investment advisers" to the

AIM/INVESCO Funds and other members of each Class pursuant to the Investment Advisers

Act.

85.   As fiduciaries pursuant to the Investment Advisers Act, the Investment Adviser

Defendants were required to serve the AIM/INVESCO Funds in a manner in accordance with the

federal fiduciary standards set forth in Section 206 of the Investment Advisers Act, 15 U.S.C.

§80b-6, governing the conduct of investment advisers.

86.   During the Class Period, the Investment Adviser Defendants breached their

fiduciary duties to the AIM/INVESCO Funds by engaging in a deceptive contrivance, scheme,

practice and course of conduct pursuant to which they knowingly and/or recklessly engaged in

acts, transactions, practices and courses of business which operated as a fraud upon the

AIM/INVESCO Funds. As detailed above, the Investment Adviser Defendants skimmed money

from the AIM/INVESCO Funds by charging and collecting fees from the AIM/INVESCO Funds

36

90.   The AIM/INVESCO Funds are entitled to rescind their investment advisory contracts with the Investment Adviser Defendants and recover all fees paid in connection with their enrollment pursuant to such agreements.

COUNT V

Breach Of Fiduciary Duty Against
The Investment Adviser Defendants On Behalf Of Each Class

91.   Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein.

92.   As advisers to the AIM/INVESCO Funds the Investment Adviser Defendants were fiduciaries to the Plaintiff and other members of each Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care and candor.

93.   As set forth above, the Investment Adviser Defendants breached their fiduciary duties to Plaintiff and each Class.

94.   Plaintiff and each Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Adviser Defendants and have suffered substantial damages.

95.   Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of Plaintiff and other members of each Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT VI

Breach Of Fiduciary Duty Against The Director
Defendants On Behalf Of Each Class

96.   Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein.

97.   As AIM/INVESCO Funds Directors, the Director Defendants had a fiduciary duty to the AIM/INVESCO Funds and AIM/INVESCO Funds investors to supervise and monitor the Investment Adviser Defendants.

98.   The Director Defendants breached their fiduciary duties by reason of the acts alleged herein, including their knowing or reckless failure to prevent the Investment Adviser Defendants from (1) charging the AIM/INVESCO Funds and AIM/INVESCO Funds investors improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized use of "directed brokerage" as a marketing tool; and (4) charging the AIM/INVESCO Funds for excessive and improper commission payments to brokers.

99.   Plaintiff and each Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Adviser Defendants and have suffered substantial damages.

100.   Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of Plaintiff and other members of each Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT VII

Aiding And Abetting A Breach Of Fiduciary Duty Against The Investment Adviser Defendants On Behalf Of Each Class

101.   Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein.

102.   At all times herein, the broker dealers that sold AIM/INVESCO Funds had fiduciary duties of loyalty to their clients, including Plaintiff and other members of each Class.

103.   The Investment Adviser Defendants knew or should have known that the broker dealers had these fiduciary duties.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: May 13, 2004

Respectfully submitted,

Patrick D. Vellone, Esquire

Patrick D. Vellone, Esquire
Matthew M. Wolf, Esquire
ALLEN & VELLONE, P.C.
1600 Stout Street, Suite 1100
Denver, Colorado 80202
Telephone: (303) 534-4499
Facsimile: (303) 893-8332

Marc A. Topaz, Esquire
Richard A. Maniskas, Esquire
SCHIFFRIN & BARROWAY, LLP
Three Bala Plaza East, Suite 400
Bala Cynwyd, Pennsylvania 19004
Telephone: (610) 667-7706
Facsimile: (610) 667-7056

Counsel for Plaintiff and each Class

Plaintiff's Address:

1972 N.E. 19th
Canby, OR 97013